      As filed with the Securities and Exchange Commission on March 21, 2000
                                                     Registration No. 333-______
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _______________

                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                              __________________

                                 LIFEF/X, INC.
             (Exact Name of Registrant as Specified in its Charter)

           Nevada                             7370                        84-1385529
(State or Other Jurisdiction of    (Primary Standard Industrial        (I.R.S. Employer
 Incorporation or Organization)     Classification Code Number)     Identification Number)

                        153 Needham Street, Building N1
                          Newton, Massachusetts 02164
                                 (617) 551-5849
         (Address and Telephone Number of Principal Executive Offices)
                               __________________
                               8 Cambridge Center
                         Cambridge, Massachusetts 02459
                                 (617) 551-5849
         (Former name or former address, if changed since last report)
                               __________________
                               Lucille S. Salhany
                        153 Needham Street, Building N1
                                 (617) 551-5849
     (Name, Address, and Telephone Number of Agent For Service of Process)
                              ___________________
                        Copies of all communications to:

                           MICHELE E. BEUERLEIN, ESQ.
                                Loeb & Loeb LLP
                      1000 Wilshire Boulevard, Suite 1800
                         Los Angeles, California 90017
                           Telephone:  (213) 688-3400
                           Facsimile:  (213) 688-3460

                          ___________________________
                Approximate Date of Proposed Sale to the Public:
   As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

================================================================================================================
Title of Each Class of                   Amount to be         Proposed            Proposed          Amount of
Securities to be Registered               Registered           Maximum             Maximum         Registration
                                                           Offering Price         Aggregate            Fee
                                                            Per Share(1)          Offering
                                                                                  Price(1)
----------------------------------------------------------------------------------------------------------------
                                         17,510,053 (1)    $28                  $490,281,484         $129,434.32
Common Stock, par value $.001 per       Shares
 share
================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended ("Securities Act") based on the average of the high and low sale prices on the OTC Bulletin Board for the Registrant's Common Stock on March 14, 2000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay our effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission ("Commission"), acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED MARCH 21, 2000

                               17,510,053 Shares

                                 LIFEF/X, INC.





                                  Common Stock
--------------------------------------------------------------------------------

The Company:                             Trading Market:
 . Lifef/x, Inc.                         .  Our Common Stock is quoted on the
  153 Needham Street, Building N1          OTC Bulletin Board under the symbol
  Newton, Massachusetts 02164              "LEFX".  The last reported sale price
  Telephone:  (617) 551-5849               of our Common Stock reported on the
                                           OTC Bulletin Board on March 15, 2000
                                           was $27.50 per share.


                                         The Offering:

                                         .  The Common Stock in this offering
                                            is being sold by certain of our
                                            security holders.

                                         .  We will not receive any proceeds
                                            from the sale of the Common Stock in
                                            this offering.

================================================================================
    This investment involves risk.  See "Risk Factors" beginning on page 5.
--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Securities or determined that this Prospectus is complete or accurate. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
                 The date of this Prospectus is March 21, 2000

                             _____________________

                              TABLE OF CONTENTS


                                                                           Page
Prospectus Summary......................................................    1
Risk Factors............................................................    5
Forward-looking Statements..............................................   11
Market Price for the Common Stock.......................................   12
Dividend Policy.........................................................   12
Capitalization..........................................................   13
Management's Discussion and Analysis
 or Plan of Operation...................................................   14
Business................................................................   19
Management..............................................................   25
Security Ownership of Certain Beneficial
  Owners and Management.................................................   32
Certain Relationships and Related Transactions..........................   34
Description of Securities...............................................   35
Plan of Distribution....................................................   38
Selling Securityholders.................................................   39
Shares Eligible for Future Sale.........................................   41
Legal Matters...........................................................   41
Experts.................................................................   41
Changes in Registrant's Certifying Accountants..........................   41
Additional Information..................................................   42
Index to Consolidated Financial Statements  ............................  F-1

                              PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the "Risk Factors" section and our Consolidated Financial Statements and related notes. Unless the context requires otherwise, "we," "us," "our" and similar terms, as well as references to "LifeF/X" refer to Lifef/x, Inc. and our subsidiary, Lifef/x Networks, Inc. All references herein to industry, financial and statistical information are based on trade articles, industry reports and other sources that we believe to be reliable but that we have not independently verified.

Our Company

     Our LifeF/X technology enables computers to animate digital human faces extremely realistically. Our goal is to become the leading provider of branded photo-realistic 3D digital human animation products and services that enhance digital communication across a multitude of media platforms, including the Internet. Computers will use our LifeF/X technology to produce photo-realistic 3D digital animated human faces from ordinary photographs. Because the instruction sets for animating the 3D digital human faces are very small, we believe we can achieve real-time animations over the Internet utilizing modems as slow as 28.8kbps. LifeF/X is presently engaged in research and development with respect to its LifeF/X technology and has received no related revenue to date. Accordingly, LifeF/X is referred to in this prospectus and the accompanying financial statements as a development stage company.

     LifeF/X sold its non-LifeF/X assets, which consisted of film title and special effects services, on March 20, 2000. The sale included a transfer of all liabilities associated with the discontinued operation, including all debt. As a result, LifeF/X is presently debt-free, other than accounts payable and accrued expenses. In addition, Safeguard Scientifics, Inc. has fully indemnified LifeF/X against all liabilities associated with the discontinued operation. See note 3 to the accompanying financial statements. Historically, our revenues have been solely related to our discontinued operation.

     Our primary focus is to commercialize the LifeF/X technology for Internet applications. We believe that there are numerous applications for the LifeF/X technology for the World Wide Web, including electronic commerce, e-mail, chatrooms, distance learning, bill presentment, electronic direct mail and PC gaming. The LifeF/X technology enables the creation of interactive virtual humans as hosts, salespeople, teachers, entertainers, game characters, personal avatars, corporate representatives and advertising personalities on the Internet at bandwidths of 28.8kbps or more. In addition to our core business, we intend to explore other applications for the LifeF/X technology, including, without limitation, applications in the theatrical motion picture industry.

Our Business Plan for LifeF/X

     Our initial strategy is to achieve the rapid and widespread distribution of our system to enable personalized interactive communication in Internet-related business-to-business (B2B) and business-to-consumer (B2C) activities and other computer-based applications. We anticipate distributing our system initially for use in e-mail communication and instant messaging, enabling the sender to replace written text with messages spoken by first a generic photo-realistic 3D digital animated face, and later the sender's photo-realistic 3D digital animated face, converted from the sender's analog or digital photograph. E-mail is the most widely adopted Internet application, ranging from a personal messaging tool to a strategic business tool. According to Electronic Mail and Messaging Systems, there were approximately 325 million e-mail accounts in operation at the end of 1998. E-mail has surpassed the telephone as the primary business communication tool, according to the American Marketing Association. The volume of instant messaging is fast approaching that of e-mail, making it a second universal means of online communication. E-mail and instant messaging have increased in volume and improved in functionality, and these trends are expected to continue. The LifeF/X technology provides significant additional value, as it will permit individuals to send e-mails and instant messages embedded with animation commands. These commands, through our proprietary software, will direct photo-realistic 3D models already loaded on the recipient's computer (having been downloaded earlier) to read the e-mail or instant message to the recipient.

     As the Web continues to evolve, many businesses and content providers will seek to enrich and differentiate their Web sites using interactive audio, video and other multi-media content. We believe that a substantial opportunity exists to provide software solutions and content aggregation and delivery services which will deliver compelling, interactive, animated content through photo-realistic 3D digital models in real time over bandwidths as slow as 28.8kbps.
We envision Web sites utilizing photo-realistic 3D digital human models as:

     .  individual sales help

     .  guides

     .  corporate spokespersons

     .  teachers

     .  entertainers

     .  game characters

     .  personal avatars

     .  advertising personalities

to extend the functionality of traditional applications for:

     .  e-commerce

     .  e-mail

     .  instant messaging

     .  chatrooms

     .  training

     .  product support

     .  human resources

     .  supply chain software

     .  Internet Service Providers (ISP's)

     .  Application Service Providers (ASP's)

     .  distance learning

     .  bill presentment

     .  and PC gaming, among others.

     We believe the LifeF/X technology enables this paradigm shift by providing a platform-independent infrastructure standard that would provide the ultimate in differentiated, personalized communications, regardless of the application.

                               Secondary Offering

     All of the common stock in this offering is being sold by certain of our securityholders.

                                  Risk Factors

     An investment in our securities involves a high degree of risk. You should carefully consider all the information in this prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 5, for a discussion of certain risks involved with an investment in our securities.

                             Corporate Information

     We were incorporated as Fin Sports U.S.A., Inc. (Fin Sports), in Nevada, on June 18, 1987. In conjunction with a merger transaction with Pacific Title/Mirage, Inc. (Pac Title/Mirage) completed on December 14, 1999, as more fully described later in this prospectus, we changed our name to Lifef/x, Inc. Our corporate offices are located at 153 Needham Street, Building N1, Newton, Massachusetts 02164. Our telephone number at that location is (617) 551-5849. The URL for our web site is http://www.lifefx.com.

                         Summary Financial Information
                (In Thousands, except Share and Per Share Data)

The following table sets forth summary financial data of LifeF/X that is derived from our financial statements. Because Pac Title/Mirage was the acquirer for accounting purposes, the financial statements presented below and elsewhere herein are therefore those of Pac Title/Mirage, not Fin Sports. The data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation" and the Consolidated Financial Statements and related notes and other financial information included herein.

The weighted average shares do not include any common stock equivalents because such inclusion would be anti-dilutive. See the Consolidated Financial Statements and related notes appearing elsewhere in the this prospectus for the determination of shares used in computing basic and diluted net loss per share.


                                                                     Years Ended
                                                                     December 31,
------------------------------------------------------------------------------------------------------------

                                                   1997(1)               1998                  1999
                                             ------------------   ------------------   ---------------------
Statement of  Operations Data:
Revenue                                            $   -                $   -                $    -
Loss from continuing operations                     ($658)             ($1,444)               ($14,065)
Loss on discontinued operation                      ($370)             ($4,061)               ($18,552)
Net loss                                          ($1,028)             ($5,505)               ($32,617)

Net loss per common share on a
  basic and diluted basis:
  Continuing operations                            ($1.88)              ($4.12)                ($11.08)
  Discontinued operation                           ($1.06)             ($11.60)                ($14.61)
                                                  --------             --------               ---------
                                                   ($2.94)             ($15.72)                ($25.69)
                                                  ========             ========               =========

Weighted average common shares outstanding         350,107              350,107               1,269,824
                                                   =======              =======               =========

Balance Sheet Data                                               As of December 31,
                                                                 -------------------
                                                    1997                 1998                   1999
                                            -----------------    -------------------   -----------------------
Working capital (deficiency)                       $  110              ($4,571)                 $ 6,559
Total assets                                       $7,686             $  8,144                  $21,473
Total liabilities                                  $  713             $  6,671                  $10,820
Shareholders' equity                               $6,972             $  1,473                  $10,653
------------------------------


(1) For the period from our inception on June 1, 1997 through December 31, 1997.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment in LifeF/X. The risks and uncertainties described below are not the only ones facing LifeF/X and there may be additional risks that we do not presently know of or that we currently deem immaterial. All of these risks may impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

We have not yet completed or released any product based upon our LifeF/X
------------------------------------------------------------------------
technology and may be unable to complete a commercially viable product.
----------------------------------------------------------------------

     All products we intend to introduce are currently in the research and development or planning phases. We might find it more difficult or complicated to complete development of these products than we now believe, resulting in delays or greater costs than we expect, or that we cannot make the products at a commercially viable price. Early stage ventures like LifeF/X have a high failure rate.

     We must develop or acquire text-to-speech software to complete our first product offerings, and may be unable to do so economically. Our technical personnel have much more experience with the imaging parts of our planned products than text-to-speech.

Our business would be seriously impaired if our rights in the LifeF/X technology
--------------------------------------------------------------------------------
are compromised in any way.
--------------------------

     We have one patent issued, one patent allowed but not yet issued and one patent pending with the United States Patent Office relating to computer graphics and motion capture technologies, but we do not own all of the LifeF/X technology. We license a portion of the LifeF/X technology from Auckland UniServices Limited (UniServices). UniServices has not patented the source code for the LifeF/X technology. Therefore, we rely on non-disclosure, confidentiality and non-competition agreements with our employees to protect many of our rights in the LifeF/X technology. If these agreements are breached by our employees, it may be necessary for us to incur significant expenses to enforce our contractual rights and protect our rights in the LifeF/X technology. Our business plan and strategy are to commercialize the LifeF/X technology. Termination of our relationship with UniServices for any reason, termination of our exclusive rights to the LifeF/X technology (which could occur if we fail to make development fee payments or we disclose the LifeF/X technology to third parties without authorization) would result in serious harm to our business, financial position and results of operations.

Substantial competition may impair our ability to generate revenue.
------------------------------------------------------------------

     The market for Internet avatar products is new, and we expect it to be competitive. An avatar is a computer-generated animated image which is used to guide and direct the user or to represent one or more users. The principal competitive products in the Internet avatar market include, but may not be limited to, Microsoft V-Chat 2.0, Microsoft Agent, Compaq's Faceworks, Haptek, Famous Tech, Blaxxun, Worlds Ultimate 3D Chat, Animatek International, Sven Technologies, Oz Ineractive, Simberon Avatars, NetSage, Boston Dynamics, Extempo, Virtual Human, Virtual Personalities, Virtual Celebrities, Radical Mail and Avatarme. In addition, there may be Internet avatar products and services being developed by competitors of which we are not aware.

     If the Internet avatar market becomes a viable market, we may not be able to establish or maintain a competitive position against current or potential competitors as they enter the market. Many of our current and potential competitors have substantially greater financial, technical, marketing, distribution and other resources, greater name recognition, stronger market presence and longer operating histories than ours. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. We cannot assure you that we will be able to compete in this market successfully.

     If the market for Internet avatars develops, we could face competitive pressures from new technologies or from modification of existing technologies. We may also face competition from a number of indirect competitors with substantial customer bases in the computer and other technical fields. Additionally, Internet portals and other Internet gatekeepers that control access to transactions could also promote our competitors or charge us substantial fees. Our competitors may also be acquired by, receive investments from, or enter into other commercial relationships with, larger, better-established and better-financed companies. We may be unable to compete successfully against current and potential competitors, and the competitive pressures we face could seriously harm our business.

     Our existing or potential competitors could reduce our market opportunity by establishing a first-mover advantage, even if achieved with inferior products. This could result in loss of market share, confusion in the marketplace or, if the early products fail to meet market expectations, such products could temporarily or permanently temper user enthusiasm for our product offerings. This could result in permanent inability for LifeF/X to successfully launch its products and require substantial expenditures of funds to differentiate LifeF/X from competitors.

We are dependent on our key personnel and also need additional personnel to grow
--------------------------------------------------------------------------------
our business.
------------

     Development of the LifeF/X technology is a highly technical endeavor. As a result, we depend on key technical personnel who combine specialized technical knowledge of photo-realistic 3D digital human animation with broad knowledge of the Internet.

     There are four key technical employees, the loss of any of whom would be a setback to our product development schedule, but would not be fatal to our long-term development efforts. Each of these key technical employees is under contract to LifeF/X and incentivized with stock options.

     Competition for qualified technical personnel is intense. Even though we have been able to acquire the necessary resources to date, we cannot assure that we can successfully locate, hire, assimilate and retain qualified key management personnel or that we will successfully assimilate newly hired employees. As a result, we may be unable to successfully attract, assimilate or retain qualified personnel. The failure to retain and attract the necessary personnel could seriously harm our business, financial condition and results of operations.

If we do not respond effectively to technological change, our products and
--------------------------------------------------------------------------
service could become obsolete and our business would suffer.
-----------------------------------------------------------
     The development of our photo-realistic 3D digital human animation products and other technology entails significant technical and business risks. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our LifeF/X product offerings. The Internet and the electronic commerce industry are characterized by:

     .    rapid technological change;
     .    changes in user and customer requirements and preferences;
     . frequent introductions of new products and services embodying new technologies; and
     .    the emergence of new industry standards and practices.

     The evolving nature of the Internet could render our existing technology and systems obsolete. Our success will depend, in part, on our ability to:

     .   license or acquire leading technologies useful in our business;
     . develop new services and technology that will address the increasingly sophisticated and varied needs of our users; and
     . respond to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner.

     Future advances in technology may not be beneficial to, or compatible with, our business. Furthermore, we may not successfully use new technologies effectively or adapt our technology and systems to user requirements or emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt in a timely manner to changing market conditions or user requirements, our business, financial condition and results of operations could be seriously harmed.

There is no market for digital photo-realistic animation products and services
------------------------------------------------------------------------------
and this market may not develop.
-------------------------------

     A market for digital photo-realistic animation products and services has not yet developed, and its development is subject to substantial uncertainty. We cannot assure you that this market will ever develop. Our success will depend on commercial acceptance of our LifeF/X technology.

We have received no revenue from our LifeF/X technology, expect to incur losses
-------------------------------------------------------------------------------
in the future, and may never achieve profitability.
--------------------------------------------------

     As of December 31, 1999, we had no sales from our continuing operations related to our LifeF/X technology. Our lack of revenue from exploitation of LifeF/X technology reflects our research and development focus and the unavailability of commercial products utilizing the LifeF/X technology. We do not expect to receive revenue until the second half of 2001. As a result, we will need to raise additional capital in the future. If we are unable to develop our products for their proposed applications, our business will suffer and our financial condition and results of operations will be seriously affected.

If we do not achieve brand recognition, our business will suffer.
----------------------------------------------------------------

     We must quickly build our LifeF/X brand to gain market acceptance for our photo-realistic 3D digital animation products and services. We believe it is imperative to our long term success that we obtain significant Internet market share for our products and services before other competitors enter the Internet communication and entertainment media market. We have very limited experience conducting marketing campaigns for technology services, and we may fail to generate significant interest. We must make substantial expenditures on product development, strategic relationships and marketing initiatives in an effort to establish our brand awareness. We cannot be certain that we will have sufficient resources to build our brand and realize commercial acceptance of our products and services. If we fail to gain market acceptance for our photo-realistic 3D digital animation products and services, our business will suffer dramatically.

Our business plan requires that we partner with other companies, and if we fail
-------------------------------------------------------------------------------
to partner cost-effectively in a timely manner with successful partners, our
----------------------------------------------------------------------------
business will suffer.
--------------------

     We will pursue strategic partnerships with new or complementary businesses to gain market acceptance for our technology, produce revenue and expand and develop our photo-realistic 3D digital animation product and services offerings. At present, we have no commitments or agreements with any strategic partner. To the extent we pursue strategic partnerships with new or complementary businesses, we may not be able to expand our products or service offerings and related operations in a cost-effective or timely manner. We may experience increased costs, delays and diversions of management attention when commencing any new businesses or services. Furthermore, any new business or service we launch that is not favorably received or perceived by users could damage our reputation and brand name in the relevant markets. We also cannot be certain that we will generate satisfactory revenues from any expanded services or products to offset related costs. Any expansion of our operations may require additional expenses, and these efforts may strain our management, financial and operational resources.

If we cannot effectively manage our growth, our ability to provide services will
--------------------------------------------------------------------------------
suffer.
------

     Our reputation and our ability to attract, retain and serve our customers will depend upon the reliable performance of both our planned Web site and our infrastructure and systems. Furthermore, if we experience extensive interest in our photo-realistic 3D digital animation products and services, we may fail to meet the expectations of customers due to the strains this demand will place on our infrastructure and systems. We have a limited basis upon which to evaluate the capability of our systems or the interest our technology will generate. We anticipate that we will expand our operations significantly in the near future, and further expansion will be required to address the anticipated growth in our user base and market opportunities. To manage the expected operations and personnel growth, we will need to improve existing systems, procedures and controls and implement new ones. In addition, we will need to expand our technical, marketing, finance and administrative staff, and train and manage our increasing employee base. We may not be able to effectively manage this growth.

Our growth and operating results could be impaired if we are unable to meet our
-------------------------------------------------------------------------------
future capital requirements.
---------------------------

     We believe that our current cash balance will allow us to fund our operations for at least the next 12 months. However, we will require substantial working capital to fund our business and will need to raise additional capital. In approximately 10 months we plan to seek additional funding, in the form of equity or debt or a combination of equity and debt, to meet the cash requirements of our business. We cannot be certain that additional funds will be available when needed on satisfactory terms, if at all. Our future capital needs depend on many factors, including:

     .  the timing of our development efforts;
     .  market acceptance of our LifeF/X technology;
     . the level of promotion and advertising required to launch our services; . changes in technology; and
     .  unanticipated competitive factors.

     The various elements of our business and growth strategies, including our plans to fully support the commercial release of our photo-realistic 3D digital human animation products and services, our introduction of new products and services and our investments in infrastructure, will require additional capital. If we are unable to raise additional necessary capital in the future, we may be required to curtail our operations significantly or obtain funding through the relinquishment of significant technology or markets. Also, raising additional equity capital might have a dilutive effect on existing shareholders.

Personal relationships of key personnel are important to LifeF/X's business and
-------------------------------------------------------------------------------
prospects.
---------

     Dr. Ian Hunter is a director of and technical consultant to LifeF/X. Dr. Hunter's brother, Peter Hunter, is one of the UniServices executives driving development of the technology LifeF/X licenses from UniServices. Peter Hunter is also LifeF/X's key interface at

UniServices. Our relationship with UniServices is critical to our business and prospects. We have an excellent working relationship with Ian Hunter, Peter Hunter and UniServices. This positive relationship is an asset to LifeF/X but, conversely, deterioration of the relationship between the brothers or our relationship with either of them could adversely impact us.

System and online security failures could harm our business and operating
-------------------------------------------------------------------------
results.
-------

     Download and sale of our planned LifeF/X product offerings from our planned Web site depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our systems and operations will be vulnerable to damage or interruption from a number of sources, including fire, flood, power loss, telecommunications failure, physical facility break-ins, earthquakes and similar events. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Any substantial interruption in any of our systems could result in the loss of data and could completely impair our ability to generate revenues from our planned product offerings.

     A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Anyone who circumvents our security measures could misappropriate confidential information or cause interruptions to our operations. We may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by any breach.


                 We face risks related to the Internet industry

The success of our business will depend on the continued growth of the Internet
-------------------------------------------------------------------------------
and the acceptance by consumers of the Internet as a medium for advertising,
---------------------------------------------------------------------------
commerce and communications.
---------------------------

     Our success depends, in part, on widespread acceptance and use of the Internet as a medium for advertising, commerce and communications. This practice is at an early stage of development, and long-term market acceptance is uncertain. We cannot predict the extent to which users will be willing to shift their habits from traditional media to online media. For LifeF/X to be successful, our users must accept and utilize electronic commerce to satisfy their product needs. Our future revenues and profits, if any, substantially depend upon our target users' acceptance and use of the Internet and other online services as effective media of commerce.

     The Internet may not become a viable long-term commercial marketplace, due to potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and performance improvements, or other factors. The commercial acceptance and use of the Internet may not continue to develop at historical rates. Our business, financial condition and results of operations would be seriously harmed if:

     . use of the Internet and other online services does not continue to increase or increases more slowly than expected;
     . the infrastructure for the Internet and other online services does not effectively support future expansion of electronic commerce;
     .  concerns over security and privacy inhibit the growth of the Internet;
        or
     . the Internet and online services do not become viable commercial marketplaces.

Our operating results could be impaired if we become subject to burdensome
--------------------------------------------------------------------------
government regulation and legal uncertainties.
---------------------------------------------

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted with respect to the Internet, relating to:

     .  user privacy;
     .  pricing;
     .  content;
     .  copyrights;
     .  trade regulation;
     .  distribution; and
     .  characteristics and quality of products and services.

     The adoption of any additional laws or regulations may decrease the expansion of the Internet. A decline in the growth of the Internet could decrease demand for our products and services and increase our cost of doing business. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many issues, including property ownership, export of specialized technology, sales tax, libel and personal privacy. Our business, financial condition and results of operations could be seriously harmed by any new legislation or regulation. Furthermore, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services, could also harm our business.

     We plan to offer our LifeF/X product offerings over the Internet in multiple states and foreign countries. These jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties. Other states and foreign countries may also attempt to regulate our business or prosecute us for violations of their laws. Further, we might unintentionally violate the laws of foreign jurisdictions. These claims and attempted regulations could seriously harm our business, financial condition and results of operations.

                    We face risks related to this offering.

Future sales of our Common Stock or shares issuable upon exercise of stock
--------------------------------------------------------------------------
options or stock warrants could adversely affect our stock price and our ability
--------------------------------------------------------------------------------
to raise funds in new stock offerings.
-------------------------------------

     We currently have 18,999,917 shares of Common Stock outstanding and 52,699,627 shares of Common Stock outstanding on a fully diluted basis, assuming the exercise of all outstanding options and warrants. 27,951,312 shares of Common Stock will be issued upon the exercise of currently outstanding stock warrants. 5,748,398 shares of Common Stock will be issued upon the exercise of currently outstanding stock options, including options to purchase 219,023 of such shares which options are subject to shareholder approval of the modifications to the LifeF/X 1999 Long Term Incentive Plan approved by the board of directors on March 14, 2000. 17,510,053 shares are being registered in this offering. Following this offering, we will have registered all of our outstanding shares and 176,802 shares which are not yet outstanding but will be issued upon the exercise of warrants issued in our private placement and options. Sale of substantial amounts of our Common Stock, or the perception that such sales could occur, could reduce the market price of our Common Stock.

Certain provisions of Nevada law could delay, defer or prevent a change in
--------------------------------------------------------------------------
control.
-------

     LifeF/X is subject to the anti-takeover provisions of Sections 784.438 through 784.444 of the Nevada Corporation Law ("NCL"), which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, and potentially for a further period, unless the business combination is approved in a prescribed manner under the NCL.
These provisions of Nevada law could have the effect of delaying, deferring or preventing a change in control of LifeF/X.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains statements that we believe are forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "LifeF/X believes," "management believes" and similar language. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth under "Risk Factors" and under "Management's Discussion and Analysis or Plan of Operation" and "Business." Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them.

                         MARKET PRICE FOR COMMON STOCK

     Our Common Stock was approved for trading on the OTC Bulletin Board under the symbol "FNSP" on August 23, 1999 and commenced trading on December 15, 1999. Our symbol was changed to "LEFX" on December 16, 1999. The following table sets forth, on a per share basis, and for the periods indicated, the high and low sales prices of the Common Stock as reported on the OTC Bulletin Board. All sales prices are exclusive of commissions or discounts of any nature and are set forth after giving effect to all stock splits and stock dividends, if any.

                                                                        Price Range
                                                -----------------------------------------------------------
                                                            High                           Low
Fiscal Year Ended December 31, 1999
---------------------------------------------
December 15, 1999 to December 31, 1999                       23                         12 7/16

Fiscal Year Ending December 31, 2000
---------------------------------------------
January 1, 2000 to March 15, 2000                            30                              13

     As of March 15, 2000 there were 18,999,917 shares of our Common Stock outstanding and approximately 287 shareholders of record.

                                DIVIDEND POLICY

     We have not paid any cash or stock dividends on our Common Stock since our incorporation and anticipate that, for the foreseeable future, any earnings will be retained for use in our business.

                                 CAPITALIZATION

     The following table sets forth LifeF/X's debt and equity capitalization as of December 31, 1999 on a historical basis and excludes 27,951,312 shares reserved for issuance upon the exercise of stock warrants and 5,529,375 shares reserved for issuance upon the exercise of stock options at December 31, 1999. The information in the table should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation" and the Consolidated Financial Statements and notes included elsewhere in this prospectus.

                                                      December 31, 1999
                                                      ------------------

Short-term debt:...................................     $            --
Long-term debt:....................................     $            --

Shareholders' equity:

Common stock, $.001 par value;
  100,000,000 shares authorized; 18,999,917
  shares issued and outstanding..................       $         18,992
Additional paid-in capital.......................             52,635,250
Common stock subscribed..........................               (579,000)
Deferred compensation related to stock options...             (2,272,148)
Accumulated deficit..............................            (39,149,849)
                                                             ------------
     Total shareholders' equity..................             10,653,245
                                                             ------------

Total capitalization.............................       $     10,653,245
                                                             ============

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion should be read in conjunction with the "Summary Financial Information" and the Consolidated Financial Statements and the notes thereto appearing elsewhere in this prospectus. Certain statements contained herein that are not related to historical results, including statements regarding LifeF/X's business strategy and objectives, future financial position, expectations about pending litigation and estimated cost savings, are forward-looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), and involve risks and uncertainties. Although management believes that the assumptions on which these forward-looking statements are based are reasonable, there can be no assurance that such assumptions will prove to be accurate and actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include regulatory policies, competition from other similar businesses, and market and general economic factors. All forward-looking statements contained in this prospectus are qualified in their entirety by this statement.

Merger Transaction and Background

     On December 14, 1999, Fin Sports acquired all of the outstanding capital stock of Pac Title/Mirage as a result of the merger of a newly-formed subsidiary of Fin Sports into Pac Title/Mirage, which was the surviving corporation (the Merger). Fin Sports was formed in 1987 and was involved in the manufacture and marketing of sports equipment. From September 1993 until the Merger, Fin Sports had no active business operations.

     Pac Title/Mirage was formed in 1997 as the combination of two businesses: the LifeF/X technology development effort and an optical 2D and restoration business that was acquired from Pacific Title and Art Studio, a post production company founded in 1918. From Pac Title/Mirage's formation until the Merger, Pac Title/Mirage operated primarily as a visual effects company providing services to the U.S. film and television entertainment industry. Its operations consisted of four activities: LifeF/X technology development; optical 2D effects and film restoration; film scanning and recording services; and digital effects.

     Pac Title/Mirage incurred losses from its inception. Safeguard Scientifics, Inc. (Safeguard), which owned approximately 49% of Pac Title/Mirage, loaned Pac Title/Mirage significant amounts to support the operations of the business and to finance capital expenditures. In March 1999, Pac Title/Mirage's Board of Directors decided to concentrate Pac Title/Mirage's efforts on LifeF/X development, with primary emphasis on Internet applications and, accordingly, initiated steps to dispose of the non-LifeF/X operations, intending to reduce cash outflows from the non-LifeF/X operations and to reduce or eliminate Pac Title/Mirage's bank debt. Therefore, the non-LifeF/X operations have been reflected as a discontinued operation in the accompanying financial statements for all periods presented.

     As noted above, the December 14, 1999 acquisition was accomplished by the merger of a wholly-owned subsidiary of Fin Sports with and into Pac Title/Mirage, with Pac Title/Mirage as the surviving corporation. Since the shareholders of Pac Title/Mirage received the majority voting interests in the combined company, Pac Title/Mirage is the acquiring enterprise for financial reporting purposes. The transaction was recorded as a reverse acquisition using the purchase method of accounting, whereby equity of Pac Title/Mirage was adjusted for the fair value of the acquired tangible net assets of the wholly-owned subsidiary of Fin Sports. Because Pac Title/Mirage was the acquirer for accounting purposes, the financial statements presented elsewhere herein are those of Pac Title/Mirage, not Fin Sports. Following the Merger, Fin Sports changed its name to Lifef/x, Inc. and its wholly-owned subsidiary, Pac Title/Mirage, changed its name to Lifef/x Networks, Inc.

Results of Operations

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Revenue - LifeF/X intends to develop and adapt the existing LifeF/X technology for commercial applications and to be the platform-independent infrastructure standard for, and a leading provider of, branded products and services that enable the delivery of photo-realistic 3D digital models for a broad range of market applications with primary emphasis on Internet-related opportunities. All of our products are currently in the research and development or planning stages and there have been no sales from the LifeF/X technology through December 31, 1999.

     General and administrative expenses - General and administrative expenses of $1,493,590 for the year ended December 31, 1999 represented an increase of $1,311,648, or 721%, over the prior year. The majority of the increase in 1999 over 1998 is related to the following:

     (1) In 1999, LifeF/X recorded deferred stock compensation of $2,928,689 on stock options issued to an officer. This amount is being amortized ratably as options vest over the two year vesting period of the options. The related expense recorded in 1999 and included in general and administrative expenses was $656,541. See Note 6 to the Consolidated Financial Statements.

     (2) 1999 includes $507,511 of accrued severance expense for a former executive. In addition, occupancy costs were up approximately $42,000 in 1999 over 1998 because Pac Title/Mirage occupied its new facility for only a portion of 1998.

     Research and development expenses -   Research and development expenses
increased by $551,491, or 46%, to $1,754,253 for the year ended December 31, 1999 from $1,202,762 for the year ended December 31, 1998. Research and development consists of efforts related to LifeF/X development activities. LifeF/X has an exclusive, world-wide, perpetual license agreement with Auckland UniServices Limited for the continuum modeling technology that is used in LifeF/X development. Annual license and development fees under the agreement included in research and development costs were approximately $500,000 for each of the years ended December 31, 1999 and 1998. Salaries and related personnel benefits of the LifeF/X development personnel included in research and development were $1,145,167 for the year ended December 31, 1999 compared to $640,660 for the year ended December 31, 1998, an increase of $504,507.

     Interest expense -   Effective on December 30, 1999, Safeguard exchanged
$14,086,837 of Pac Title/Mirage debt and accrued interest thereon owed to Safeguard for warrants to buy 3,997,500 shares of LifeF/X Common Stock at an
exercise price of $.01 per share.   In addition, Safeguard received warrants to
purchase 5,862,500 shares of LifeF/X Common Stock at an exercise price of $6.00 per share. The value assigned to the warrants, less the $14,086,837 of debt and accrued interest converted, or $9,302,339, was recorded as additional paid-in capital and as interest expense in the year ended December 31, 1999.

     In addition, LifeF/X recorded interest expense of $1,462,383 during the year ended December 31, 1999, which represents the fair value of 10,375,000 warrants to purchase Pac Title/Mirage Common Stock provided to Safeguard in conjunction with $9.5 million of loans made by Safeguard to Pac Title/Mirage in 1999.

     Discontinued operation - In March 1999, Pac Title/Mirage's Board of Directors decided to concentrate on LifeF/X development and, accordingly, initiated steps to dispose of non-LifeF/X operations. Results from the discontinued operation for the year ended December 31, 1999 consist of the following: (1) An operating loss on discontinued operation prior to the measurement date (March 31, 1999) of $3,002,332 (which includes a $1,400,000 impairment loss on long-lived assets), and (2) a provision for a $15,549,874 loss on disposal of discontinued operation for the following: a $7,449,874 reserve for operating losses on discontinued operation from the measurement date (March 31, 1999) until December 31, 1999 and a provision for estimated losses for the remaining disposal period of $2,500,000 and estimated loss on disposal of $5,600,000.

Year Ended December 31, 1998 Compared to the Seven Month Period From June 1, 1997 (inception) through December 31, 1997

     General and administrative expenses -   General and administrative expenses
amounted to $181,942 for the year ended December 31, 1998 compared to only $18,705 for the seven month period ended December 31, 1997. Expenses in 1998 were higher due to increased occupancy costs and because the results for 1998 reflect a full year of expenses while 1997 represents only a partial year and the start-up of the operations.

     Research and development expenses -   Research and development amounted to
$1,202,762 for the year ended December 31, 1998 compared to $624,900 for the period from June 1, 1997 (inception) through December 31, 1997. License and development fees under the license agreement with Auckland UniServices Limited included in research and development costs were $500,000 for the year ended December 31, 1998 and $85,000 for the seven month period ended December 31, 1997. The period ended December 31, 1997 only has two months of expense for license and development fees as the UniServices license and development agreement was not effective until November 1, 1997.

     Discontinued operation -   The loss on discontinued operation for the year
ended December 31, 1998 was $4,060,980. This includes a write off of $1.1 million of goodwill attributable to Pac Title/Mirage's digital effects activities. The period ended December 31, 1997 reflects a loss on discontinued operation of $369,658 which relates to the partial period from June 1, 1997 (inception) to December 31, 1997.

Liquidity and Capital Resources

     In 1997, Pac Title/Mirage obtained an $8,000,000 term loan from a bank and received $8,000,000 in proceeds from capital stock issued to Safeguard. A significant portion of these funds were used in 1997 for Pac Title/Mirage's purchase of its optical 2D and restoration business from Pacific Title and Art Studio for approximately $15.5 million. The term loan required monthly principal repayments of $133,333 over five years. In December 1999, principal repayments were increased to $153,333 per month for January and February 2000, and to $183,333 per month thereafter. The total outstanding principal balance on the term loan was $7,866,667, $6,266,667 and $4,666,667 at December 31, 1997,
1998 and 1999, respectively.

     Pac Title/Mirage also obtained a $3 million revolving credit facility from the same bank. Outstanding borrowings under the line of credit were $900,000, $2,550,000, and $2,484,000 at December 31, 1997, 1998 and 1999, respectively.

     LifeF/X sold its non-LifeF/X assets, which consisted of film title and special effects services, on March 20, 2000. The sale included a transfer of all liabilities associated with the discontinued operation, including all debt. As a result, LifeF/X is presently debt-free, other than accounts payable and accrued expenses. In addition, Safeguard Scientifics, Inc. has fully indemnified LifeF/X against all liabilities associated with the discontinued operation. See note 3 to the accompanying Consolidated Financial Statements. Historically, our revenues have been solely related to our discontinued operation.

     Since the bank loans were made in November 1997, Pac Title/Mirage (and following the Merger, LifeF/X) has met all of its principal and interest payments to the bank in a timely manner. LifeF/X has agreed that no additional advances will be taken under the credit line, notwithstanding that there is collateral in excess of the amount required to secure the line under the bank's collateral formula. Further, LifeF/X has agreed that, in the event that the collateral is insufficient to support the borrowings under the line, the line will be paid down to the amount that is supported by the collateral and that such new lower borrowing level will be the maximum amount eligible to be borrowed in the future.

     The term loan agreement and revolving credit facility contain various covenants related to financial ratios, minimum levels of net worth and other limitations. We were in compliance with these covenants through October 31, 1998. Notwithstanding that we have not been in compliance with our financial covenants since October 31, 1998, the bank, based on the continued support provided by Safeguard and the timeliness of our scheduled loan payments, has not declared any defaults or pursued any remedies against us to date. Refer to note 4 to the Consolidated Financial Statements. As of December 15, 1999, the bank agreed, subject to certain terms and conditions (including an increase in principal payments as noted above) to extend the repayment of the credit facility to February 29, 2000. On March 20, 2000, the bank agreed to extend repayment of the amounts outstanding under its line of credit and forbear with respect to the debt covenants on the term debt through May 29, 2000. However, since at December 31, 1999 there was no assurance that the bank would extend the term past May 29, 2000, all of the term debt has been classified in net liabilities of discontinued operation - current at December 31, 1999. None of this debt is an ongoing obligation of LifeF/X because all of this debt was assumed by PTM Productions, Inc., the buyer of our discontinued operation.

     The other principal sources of financing have been cash provided by operations and advances from Safeguard. Safeguard loaned Pac Title/Mirage $600,000 in 1997, an additional $3,200,000 in 1998 and an additional $12,300,000 during the year ended December 31, 1999.

     Effective upon the Merger, Fin Sports became a co-obligor with Pac Title/Mirage with respect to certain debt owed to Safeguard totaling $13,325,000 at September 30, 1999. Effective December 30, 1999, Safeguard exchanged this debt plus $761,837 of accrued interest thereon for warrants to buy 3,997,500 shares of Common Stock. The warrants have a term of ten years at an exercise price of $.01 per share and are exercisable one year after the Merger, subject to certain early exercise events specified in the warrants. Safeguard loans to LifeF/X subsequent to September 30, 1999 have been assumed by PTM Productions, Inc., the buyer of our discontinued operation.

     Concurrent with the Merger, LifeF/X initiated a private placement offering to raise $18 million through the sale to certain investors of 6,000,000 units at $3.00 per unit, each unit consisting of: (i) one share of Common Stock and (ii) a warrant to purchase .01 share of Common Stock at $7.50 per share, exercisable within 18 months after purchase. The private placement was fully subscribed and we received all funds. At December 31, 1999 we or our escrow agent had received over $17,000,000. The first portion of the private placement closed in December 1999 and the second portion closed in February 2000.

     These proceeds were raised to fund continuing LifeF/X development, with primary emphasis on Internet applications of the technology. The funds raised in the private placement will be used for the continuing LifeF/X business. Safeguard has agreed to indemnify LifeF/X for liabilities associated with the non-LifeF/X operations and has committed to continue funding the non-LifeF/X operations. In addition to LifeF/X Internet development, the proceeds of the private placement will be used to fund product marketing and distribution, acquire management and support resources and build the infrastructure to facilitate future growth. The proceeds of the private placement have been and, until expended, will be invested in highly liquid short-term investments.

     LifeF/X has sold all of its non-LifeF/X assets to PTM Productions, Inc., an entity owned by the pre-Merger Pac Title/Mirage shareholders, in consideration for the assumption of liabilities (these assets and liabilities collectively, the "Discontinued Operation Assets and Liabilities"). The Discontinued Operation Assets and Liabilities consist of the assets and liabilities relating to non-LifeF/X operations, including certain leased and all owned real property, outstanding bank debt and all debt owed to Safeguard for loans made by Safeguard during the period between October 1, 1999 and the sale of these assets to, and the assumption of the related liabilities by, PTM Productions, Inc. See
Note 3 to Consolidated Financial Statements.

           Quantitative and Qualitative Disclosure about Market Risks

     The SEC's rule related to market risk disclosure requires that we describe and quantify our potential losses from market risk sensitive instruments attributable to reasonably possible market changes. Market risk sensitive instruments include all financial or commodity instruments and other financial instruments that are sensitive to future changes in interest rates, currency exchange rates, commodity prices other market factors. We are not exposed to market risks from changes in foreign currency exchange rates, commodity prices or other market factors. We do not hold derivative financial instruments nor do we hold securities for trading or speculative purposes. At December 31, 1999 we had $7.2 million of bank debt obligations included in net liabilities of discontinued operation subject to variable interest rates. None of this debt is an ongoing obligation of LifeF/X because all of this debt was assumed by PTM Productions, Inc., the buyer of our discontinued operation. Proceeds from the private placement in December 1999 have been invested in highly liquid short-term investments.

                                   Inflation

     We do not believe that inflation has had any material effect on our business over the past two years.

                                Year 2000 Issues

     The Year 2000 computer problem refers to the potential for system and processing failure of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. To date, we have not experienced any Year 2000 issues with any of our internal systems or services, and we do not expect to experience any.

                        Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss) depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction involved. We do not expect that adoption of SFAS No. 133 will have a material impact on our Consolidated Financial Statements as we currently do not hold any derivative financial instruments.

                                    BUSINESS

Merger Transaction and Background

     On December 14, 1999, Fin Sports acquired all of the outstanding capital stock of Pac Title/Mirage as a result of the merger of a newly-formed subsidiary of Fin Sports into Pac Title/Mirage, which was the surviving corporation. From September 1993 until the Merger, Fin Sports had no active business operations.

     Pac Title/Mirage was formed in 1997 as the combination of two businesses: the LifeF/X technology development effort and an optical 2D and restoration business that was acquired from Pacific Title and Art Studio, a post production company founded in 1918. From Pac Title/Mirage's formation until the Merger, Pac Title/Mirage operated primarily as a visual effects company providing services to the U.S. film and television entertainment industry. Its operations consisted of four activities: LifeF/X technology development; optical 2D effects and film restoration; scanning and recording services; and digital effects.

     Pac Title/Mirage incurred losses from its inception. Safeguard Scientifics, Inc. (Safeguard), which owned approximately 49% of Pac Title/Mirage, loaned Pac Title/Mirage significant amounts to support the operations of the business and to finance capital expenditures. In March 1999, Pac Title/Mirage's Board of Directors decided to concentrate Pac Title/Mirage's efforts on LifeF/X development, with primary emphasis on Internet applications and, accordingly, initiated steps to dispose of the non-LifeF/X operations, intending to reduce cash outflows from the non-LifeF/X operations and to reduce or eliminate Pac Title/Mirage's bank debt. Therefore, the non-LifeF/X operations have been reflected as a discontinued operation in the accompanying financial statements for all periods presented.

     LifeF/X sold its non-LifeF/X assets, which consisted of film title and special effects services, on March 20, 2000. The sale included a transfer of all liabilities associated with the discontinued operation, including all debt. As a result, LifeF/X is presently debt-free, other than accounts payable and accrued expenses. In addition, Safeguard Scientifics, Inc. has fully indemnified LifeF/X against all liabilities associated with the discontinued operation. See note 1 to the accompanying financial statements.

     As noted above, the December 14, 1999 acquisition was accomplished by the merger of a wholly-owned subsidiary of Fin Sports with and into Pac Title/Mirage, with Pac Title/Mirage as the surviving corporation. Since the shareholders of Pac Title/Mirage received the majority voting interests in the combined company, Pac Title/Mirage is the acquiring enterprise for financial reporting purposes. The transaction was recorded as a reverse acquisition using the purchase method of accounting, whereby equity of Pac Title/Mirage was adjusted for the fair value of the acquired tangible net assets of the wholly-owned subsidiary of Fin Sports. Because Pac Title/Mirage was the acquirer for accounting purposes, the financial statements presented elsewhere herein are therefore those of Pac Title/Mirage, not Fin Sports. Following the Merger, the corporate name of Fin Sports was changed to Lifef/x, Inc. and Pac Title/Mirage changed its name to Lifef/x Networks, Inc. Lifef/x Networks, Inc. is a wholly-owned subsidiary of Lifef/x, Inc.

     Our research and development expenses totaled $1,754,253 for the year ended December 31, 1999 and $1,202,762 for the year ended December 31, 1998. Research and development consisted of efforts related to LifeF/X development activities. LifeF/X has an exclusive, world-wide, perpetual license agreement with Auckland UniServices Limited for the continuum modeling technology that is used in LifeF/X development. Annual license and development fees under the agreement included in research and development costs were approximately $500,000 for each of the years ended December 31, 1999 and 1998. Salaries and related personnel benefits of the LifeF/X development personnel included in research and development were $1,145,167 for the year ended December 31, 1999 compared to $640,660 for the year ended December 31, 1998.

     Our Goals

     Our initial strategy is to achieve the rapid and widespread distribution of our system to personalize interactive communication in Internet-related business-to-business (B2B) and business-to-consumer (B2C) activities and other computer-based applications. We anticipate distributing our system initially for use in e-mail and instant messaging communication, enabling the sender to replace written text with messages spoken by first a generic photo-realistic 3D digital animated face, and later the sender's photo-realistic 3D digital animated face, converted from the sender's analog or digital photograph. The LifeF/X technology enables computers to utilize photographs to produce photo-realistic 3D digital animated human faces. Because the instruction sets for animating the digital human faces are very small, we believe we can achieve real-time animations over the Internet utilizing modems as slow as 28.8kbps. Our primary focus is to commercialize the LifeF/X technology for Internet applications. We believe that there are numerous applications for the LifeF/X technology for the World Wide Web, including electronic commerce, e-mail, chatrooms, distance learning, bill presentment, electronic direct mail and PC gaming. The LifeF/X technology enables the creation of interactive virtual humans as hosts, salespeople, teachers, entertainers, game characters, personal avatars, corporate representatives and advertising personalities on the Internet at bandwidths of 28.8kbps or more. In addition to our core business, we intend to explore other applications for the LifeF/X technology, including applications in the theatrical motion picture industry, although the initial focus will be exclusively concentrated on Internet applications.

     Growth of the Internet

     The Internet has grown rapidly in recent years, driven by the development of the World Wide Web and graphically intuitive Web browsers, the proliferation of multimedia PCs, the creation of increasingly robust network architectures and the emergence of compelling Web-based content and commercial applications. Both consumers and businesses are increasingly relying on the Internet to access and share information. According to Internet industry analyst International Data Corporation (IDC), at the end of 1998 an estimated 97 million people were using the Internet to communicate with friends and family, participate in discussion forums and obtain information about goods and services. IDC projects that this user base will grow to 319 million by 2002.

     As an interactive, searchable, user-controlled medium, the Web provides a highly engaging experience and allows users to access a virtually unlimited variety and supply of content at their convenience. The Web also enables content providers and advertisers to establish personalized experiences for, and communications with, consumers.

     We believe that the growth in the Internet market represents a significant opportunity for a provider of products and services that enhance a Web user's experience.

     LifeF/X Technology

     The LifeF/X technology was originally developed for accurate modeling of soft biological tissues which undergo large nonlinear deformations. The first use was developed for tele-robotic surgery, a professional medical application. The LifeF/X technology is based on continuum modeling techniques, which are mathematical tools developed to represent material properties of solids (tissues) down to the microscopic level or the cellular level in the case of biological tissues. Large complex structures are broken down into smaller components with geometrical shapes described by nodes and surfaces.

Movement or animation of a human face model is achieved by applying a set of constitutive mathematical equations that replicate properties associated with biological muscle movement. The mathematical equations can replicate such properties as anisotropic skin elasticity, electrical impedance, thermal capacity, conductivity and optical properties. By beginning with the exact representation of biological tissues and computing the interaction between structures, such as force generated by muscles, skin elasticity and bone geometry, our technology can achieve photo-realistic 3D animation. Materials are anisotropic when they exhibit properties with different magnitudes when measured along different directions.

     Our initial Internet consumer applications will be driven by user directed text or speech input. Therefore, the initial Internet application will produce animated images of digital human faces that may be of significantly lower spatial resolution but of higher temporal resolution than film entertainment prototypes produced to date. The animations will be produced by the LifeF/X technology in real time rather than by re-combining stored images.

     Our objective is to adapt the existing LifeF/X technology to the Internet and to be a leading provider of branded products and services that enable the delivery of cost-effective, real time content production of photo-realistic 3D models for a broad range of market applications, with primary emphasis on Internet-related business-to-business (B2B) and business-to-consumer (B2C) opportunities. We intend to establish the LifeF/X technology as the platform-independent infrastructure standard for interpersonal and intercorporate interactive communication. To this end a number of new products are under development and are described below under "Products under Development."

     Our Strategy and Value Proposition

     Initially, we wish to achieve the rapid and widespread distribution of our system to personalize interactive communication in Internet-related B2B and B2C activities. We anticipate distributing our system initially for use in e-mail and instant messaging communication, enabling the sender to replace written text with messages spoken by first a generic photo-realistic 3D digital animated face, and later the sender's photo-realistic 3D digital animated face, converted from the sender's analog or digital photograph. E-mail is the most widely adopted Internet application, ranging from a personal messaging tool to a strategic business tool. According to Electronic Mail and Messaging Systems, there were approximately 325 million e-mail accounts in operation at the end of 1998. E-mail has surpassed the telephone as the primary business communication tool, according to the American Marketing Association. The volume of instant messaging is fast approaching that of e-mail, making it a second universal means of online communication. E-mail and instant messaging have increased in volume and improved in functionality, and these trends are expected to continue. The LifeF/X technology provides significant additional value, as it will permit individuals to send e-mails and online messages embedded with animation commands.

     As the Web continues to evolve, many businesses and content providers will seek to utilize interactive audio, video and other multi-media content to enrich and differentiate their Web sites. We believe that a substantial opportunity exists to provide software solutions and content aggregation and delivery services which will provide compelling, interactive, animated content through photo-realistic 3D models in real time over bandwidths as slow as 28.8kbps. We envision Web sites utilizing photo-realistic 3D human models as guides, corporate spokespersons, teachers, entertainers, game characters, personal avatars, advertising personalities and individual sales help, which will permit them to extend the functionality of available applications beyond the traditional opportunities for e-mail, instant messaging and chatrooms, to training, product support, human resources, supply chain software, ISP's, ASP's, distance learning, bill presentment and PC gaming, among others.

     We believe the LifeF/X technology enables this paradigm shift by providing a standard platform for a network which would provide the ultimate in differentiated, personalized communications, regardless of the application.

     Products under Development

     We have not commercialized any of our products, all of which are currently in the research and development or planning phases. We plan to introduce both consumer and business products.

     LifeF/X Standins. Our lead consumer product is the LifeF/X Standin, a photo-realistic 3D computer model of a face that can be animated in real time by text or speech files. The simplest form of consumer Standin will be created from a 2D digital image sent electronically to our planned Web site, or from a traditional analog photo mailed to us. We will deliver digital Standins to users via the Web and other media, together with our LifeF/X Genesis Player, which plays the Standin animation, and our LifeF/X Director software, which adds emotional content to the animations. We envision that Standins will be used with e-mail, Web pages, chatrooms, PC games, corporate intranets and extranets and many other applications and will be compatible with various third party products, including PC games, operating systems, screen saver engines, e-mail applications, chatrooms, online help, etc. All Standin products will share a common technology architecture. Standins will be interchangeable.

     Professional Standins. More sophisticated and articulated Standins can be captured for the computer by our patent-pending proprietary motion capture system. The Professional Standin will be animated and played using the LifeF/X Genesis Player and LifeF/X Director Software.

     LifeF/X Genesis Player. The LifeF/X Genesis Player will be a highly flexible, programmable player that can be used either for Internet streaming of animation commands for captured LifeF/X Standin performances or for online, real-time interactive content generation. The Player will be developed as a flexible programming component that can be used and programmed within the Web browser to read e-mail or perform numerous system interactions.

     LifeF/X Director. Our LifeF/X Director software will animate and control Standins for uses such as sending e-mails with embedded animation commands. The software will enable the user to add four basic emotions (happy, sad, angry, surprised) and simple motions.

     LifeF/X Creator Software. Our LifeF/X Creator software will be an advanced tool controlling Standins intended for use in Web pages, e-mail or newly created LifeF/X media files. LifeF/X e-Motor Packs, which are packages of emotional cues for Standins, will be available at an additional cost for use with the LifeF/X Creator. LifeF/X Creator will have a graphical interface with variable intensity controls for emotions and movements and is intended to be user-friendly.

     LifeF/X Pro-Creator Software. The LifeF/X Pro-Creator software is an enhanced version of the basic LifeF/X Creator designed for the professional Web designer. LifeF/X Pro-Creator will permit full animation and control of LifeF/X Standins using a flexible and powerful graphical user interface.

     LifeF/X Software Developer Kit. We also plan to offer a LifeF/X Software Developer Kit to facilitate integration of LifeF/X Standins into a variety of applications.

     Marketing and Distribution

     We plan to market directly to the user via our planned Web site and use event marketing techniques and viral marketing, which is the re-distribution from user to user. Our viral marketing will include distribution, without charge, of millions of LifeF/X Standins and related LifeF/X Genesis Players and Director software to consumers. We also plan to co-brand and co-market our products with partners with whom we plan to develop strategic relationships.

     Future Enhancements

     In conjunction with our licensor, UniServices, we plan to develop a full model of the human body, including higher neuro-muscular activation of muscle groups that are responsible for expressions or motion. Having already developed the generic human face now used as the basis for LifeF/X Standins, we plan to add generic necks, torsos, arms and legs.

     Our Competition

     The market for Internet avatar products is new, and we expect it to be competitive. The principal competitive products in the Internet avatar market include, but may not be limited to, Microsoft V-Chat 2.0, Microsoft Agent, Compaq's Faceworks, Haptek, Famous Tech, Blaxxun, Worlds Ultimate 3D Chat, Animatek International, Sven Technologies, Oz Ineractive, Simberon Avatars, NetSage, Boston Dynamics, Extempo, Virtual Human, Virtual Personalities, Virtual Celebrities, Radical Mail and Avatarme. In addition, there may be Internet avatar products and services being developed by competitors of which we are not aware.

     If the Internet avatar market becomes a viable market, we may not be able to establish or maintain a competitive position against current or potential competitors as they enter the market. Many of our current and potential competitors have substantially greater financial, technical, marketing, distribution and other resources, greater name recognition, stronger market presence and longer operating histories than ours. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. We cannot assure that we will be able to compete successfully.

     Our Technology Differentiator

     The LifeF/X technology is partially derived from a finite element system licensed from UniServices. Finite element modeling consists of representing an object (which may be complex in shape, may be made of a number of sub-components, and may vary over different regions) by dividing it into numerous small pieces (like a 3D puzzle) having simpler shapes and properties that can be handled mathematically and numerically utilizing relatively limited computer resources. The behavior, motion, deformation to stress and similar characteristics of the complex object can then be determined from the individual responses of the assembled pieces to replcate the behavior of the whole object. This mathematical modeling environment allows the application of finite element analysis and other techniques to a variety of complex bioengineering problems. The system represents over 100 person-years of development effort at UniServices.

     Our LifeF/X technology has enabled us to develop proprietary techniques for generating accurate reproduction of expressions and tissue wrinkling. Our proprietary system provides an environment for developing advanced models of flexible materials, such as tissue, which undergo large nonlinear deformations and where the material properties may be anisotropic. The LifeF/X technology is also unique because of the richness of the data incorporated in the models.

     Our Intellectual Property

     We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect intellectual property rights in our products, services, know-how and information. Much of our intellectual property is protected by non-disclosure, confidentiality and non-competition agreements with our employees which, if breached, may be very expensive to enforce. We do not own all of the LifeF/X technology. We have an exclusive, worldwide, perpetual license from UniServices to use their continuum modeling technology in commercial applications, excluding professional medical, engineering and scientific applications. The license requires quarterly license fees and development payments to be made to the licensor. These payments total $500,000 per year through November 2002. The Company has perpetual renewal options at a cost of $200,000 per year. However, we have the right to cancel the license after November 2002. We have filed three patent applications in the United States and other countries specifically covering image capturing and creation. One patent has been issued ("Rapid High Resolution Image Capture System", U.S. Patent # 5,999,209), one has been allowed but not yet issued and one application is still pending. We plan to apply for other patents in the future. UniServices has not patented the source code licensed to LifeF/X.

     Our Employees

     Our executive officers are based in the Boston, Massachusetts metropolitan area. We currently have a team of 17 officers, employees and contractors in the Boston, Massachusetts area and seven employees in Los Angeles, California. We intend to expand the Boston workforce significantly in 2000 and have leased expanded facilities in the Boston, Massachusetts area. See "Risk Factors -- We are dependent on our key personnel and also need additional personnel to grow our business."

Properties

     We have leased approximately 2,000 square feet of research and development space in the greater Los Angeles area under a two year lease with renewal options and approximately 10,000 square feet of administrative and research and development space in the greater Boston area under a five year lease at a monthly rent of approximately $25,000. Each of these facilities is Class A office space and we will not expend any material amounts for leasehold improvements.

Legal Proceedings

     We are not involved in any claims or legal proceedings, nor have we been involved in any such proceedings that have had or may have a significant effect on our financial position.

                                   MANAGEMENT

Directors and Executive Officers

     The following table sets forth the names and ages of all of our directors and executive officers as of March 15, 2000. All directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the discretion of the board of directors, and are appointed to serve until the first board of directors meeting following the annual meeting of shareholders.


         Name                                  Age                  Position
         ----                                  ---                  --------
Michael Rosenblatt                             49                   Chairman and Co-President
Lucille S. Salhany                             53                   Chief Executive Officer,
                                                                    Co-President and Director
Richard A. Guttendorf, Jr.                     58                   Chief Financial Officer, Secretary and Director
Ian Hunter                                     47                   Director
Robert Verratti                                56                   Director
Stephen J. Andriole                            50                   Director
Serge Lafontaine                               50                   Lifef/x Networks, Inc.'s
                                                                    Chief Technology Officer


Background and Experience

     Michael Rosenblatt. Mr. Rosenblatt became Co-President and Chairman of LifeF/X upon the Merger. Mr. Rosenblatt served as Vice Chairman and director of Pac Title/Mirage from October 1998 until the Merger and served as Co-President and director of Pac Title/Mirage from 1997 to October 1998. Since 1995 he has been President of Mirage Technologies, Inc., the general partner of Mirage Technologies L.P. which, together with Safeguard and Robert Verratti, formed Pac Title/Mirage in October 1997. In 1974 Mr. Rosenblatt also founded Atlantic Entertainment Group, Inc., which became one of the largest privately held motion picture production and distribution companies in the United States. Mr. Rosenblatt is also a member of the Executive Branch of the Motion Picture Academy of Arts and Science.

     Lucille S. Salhany. Ms. Salhany became Chief Executive Officer, Co-President and a director of LifeF/X upon the Merger. Ms. Salhany was President of JH Media, Ltd. an advisory company with offices in Boston and Los Angeles from 1997 until December 1999. From 1994 through 1997, Ms. Salhany was President and CEO of the United Paramount Network (UPN) and currently serves on the UPN operating committee. Previously Ms. Salhany was Chairman of the FOX Broadcasting Company, Chairman of Twentieth Television and a member of the FOX, Inc. Board of Directors. Ms. Salhany guided the networks' expansion from four to seven nights of programming and was instrumental in Fox's acquisition of the broadcast rights to the NFL. Prior to that Ms. Salhany was President, Paramount Domestic Television. Ms. Salhany serves on the Boards of Directors of Compaq Computer Corporation, B.R.A. Corporation of Boston, Emerson College and iMedium, Inc.

     Richard A. Guttendorf, Jr. Mr. Guttendorf became Chief Financial Officer, Secretary and a director of LifeF/X upon the Merger. Mr. Guttendorf has been a director of Pac Title/Mirage since November 1997 and served as its Chairman and Chief Executive Officer from October 1998 until the Merger. From September 1996 to date Mr. Guttendorf has been a Vice President of Safeguard. Mr. Guttendorf was previously Chief Executive Officer of Laser Communications, Inc. (LCI), a leading manufacturer of short haul, laser optic wireless communications equipment. Prior to LCI, he was Chief Financial Officer of InterDigital Communications Corporation, a manufacturer and licensor of digital wireless telephone equipment and was Chief Financial Officer of Atlantic Financial, an $8 billion financial institution.

     Dr. Ian Hunter. Dr. Hunter became a director of LifeF/X upon the Merger. Dr. Hunter has been a consultant to LifeF/X since January 4, 2000. Dr. Hunter was Director of Research and Development of Pac Title/Mirage from October 1997 until the Merger. Dr. Hunter has been a Professor of Mechanical Engineering and Bio-Engineering at the Massachusetts Institute of Technology since 1994.

     Robert Verratti. Mr. Verratti became a director of LifeF/X upon the Merger. Mr. Verratti served as Chief Executive Officer and Chairman of the Board of Pac Title/Mirage from 1997 to October 1998. Since 1980, Mr. Verratti has been the President of Charlestown Investments, Ltd., a company specializing in investments in companies in turnaround or undervalued situations. Mr. Verratti is also a venture partner and consultant to the Chairman of Safeguard and TL Ventures. Mr. Verratti serves on the boards of directors of Webvision, Inc., and Lockstream.com.

     Dr. Stephen J. Andriole. Dr. Andriole became a director of LifeF/X on March 15, 2000. Since October 1997, Dr. Andriole has been Senior Vice President and Chief Technology Officer of Safeguard Scientifics, Inc., where he is responsible for the overall strategic vision of Safeguard through the identification of technology and market trends. From March 1995 to October 1997, Dr. Andriole was Chief Technology Officer and Senior Vice President for Technology Strategy at CIGNA Corporation. Dr. Andriole serves on the boards of directors of US Data; aligne, Inc.; iMedium, Inc.; Integrated Visions, Inc.; the Ben Franklin Technology Center of Southeastern Pennsylvania; Broadreach Consulting, Inc.; and STORM Systems.

     Dr. Serge Lafontaine. Dr. Lafontaine became the Chief Technology Officer of LifeF/X upon the Merger. From October 1997 until the Merger, he was Co-Director of Research of Pac Title/Mirage and Assistant Director of Research of Mirage. Dr. Lafontaine has been a post-doctoral fellow in mechanical engineering at the Massachusetts Institute of Technology (MIT) since 1999, and was previously a post-doctoral associate in mechanical engineering at MIT from 1997 to 1999. Since 1998 Dr. Lafontaine has been a partner of Advanced Instrumentation Systems, which builds instrumentation for drug discovery. From 1997 to 1998, Dr. Lafontaine was also a partner of BOMEC, which conducts research in conducting polymers. From 1994 through 1997, Dr. Lafontaine was a visiting research scientist at MIT.

Executive Compensation

          The following information is furnished for the named persons for the years ended December 31, 1999 and December 31, 1998, and is based upon the Executive Officers of LifeF/X and its operating predecessor, Pac Title/Mirage.


                                             SUMMARY COMPENSATION TABLE
=====================================================================================================================
                                       Annual Compensation                  Long Term Compensation Awards
----------------------------------    ----------------------     ----------------------------------------------------
   Name and Principal       Year       Salary         Bonus        Restricted          Securities         All Other
       Position                          ($)           ($)        Stock Awards         Underlying        Compensation
                                                                                     Options/SAR(#)
---------------------------------------------------------------------------------------------------------------------
Lucille S. Salhany           1999      30,769 (1)       --              --               1,952,459             --
  Chief Executive            1998        --             --              --                   --                --
   Officer and
   Co-President
---------------------------------------------------------------------------------------------------------------------
Michael Rosenblatt           1999      73,769 (2)       --              --               1,911,511             --
  Chairman of the Board      1998      51,000           --              --                   --                --
   and Co-President
---------------------------------------------------------------------------------------------------------------------
Richard A. Guttendorf,       1999        --   (4)       --              --                   --                --
 Jr.                         1998        --   (4)       --              --                   --                --
  Chief Financial
   Officer, Secretary
   and Director
---------------------------------------------------------------------------------------------------------------------
Robert Verratti              1999        --             --              --                  50,001             --
                             1998     150,631 (3)       --              --                   --                --
----------------------------------------------------------------------------------------------------------------------
Serge Lafontaine             1999      15,385 (1)       --              --                 301,541             --
  Chief Technology           1998        --             --              --                   --                --
   Officer, LifeF/X
   Networks, Inc.
---------------------------------------------------------------------------------------------------------------------
(1)  Covers the period for December 1999, the month of the Merger.
(2)  Represents $50,000 paid through Pac Title/Mirage and $23,769 for December 1999, the month of the Merger.
(3)  Represents compensation as Chairman and CEO of Pac Title/Mirage.
(4)  Mr. Guttendorf is a Vice President of Safeguard Scientifics, Inc. and is compensated by that entity for his services, including services provided to LifeF/X.
=====================================================================================================================

               1999 Option Grants: 1999 Long-Term Incentive Plan

     Pac Title/Mirage had a stock option plan (the 1997 Compensation Plan) which provided for the grant to Pac Title/Mirage employees of incentive stock options and for the grant of nonstatutory stock options, stock awards or restricted stock to Pac Title/Mirage employees, directors and consultants. Effective upon the Merger, this stock option plan was terminated and LifeF/X adopted the Lifef/x, Inc. 1999 Long-Term Incentive Plan (the New Plan) with terms substantially similar to those of the 1997 Compensation Plan. The New Plan reserves up to 7,981,850 shares of LifeF/X Common Stock for issuance under the New Plan. 2,452,475 of the shares reserved for issuance under the New Plan are subject to shareholder approval of the modifications to the New Plan approved by the board on March 14,

2000. Following the adoption of the New Plan, LifeF/X assumed the obligations of outstanding options granted to Pac Title/Mirage employees under the 1997 Compensation Plan.

     These outstanding option obligations included an option grant to Lucille Salhany (the Chief Executive Officer, Co-President and a director of LifeF/X) for 1,952,459 shares of Common Stock (after adjusting for the conversion from Pac Title/Mirage shares to LifeF/X Common Stock shares). The options are exercisable at $1.50 per share (as adjusted). 20% of the options vested at the date of grant and the balance of the options vest on a quarterly basis over two years.

     For financial reporting purposes, LifeF/X has recorded deferred stock compensation of $2,928,689 during the year ended December 31, 1999, representing the difference between the exercise price and the fair value of LifeF/X's
Common Stock on the grant date. This amount is being amortized by a charge to operations ratably over the two year vesting period. Such amortization expense amounted to $656,541 for the year ended December 31, 1999. In addition, LifeF/X recognized $25,950 of compensation expense for options granted to a non-employee, representing the fair value of the options on the grant date.

     In addition, in connection with the Merger, LifeF/X granted options to various employees, subject to vesting schedules. Under the New Plan, the strike price for nonstatutory stock option grants must be at least 85% of fair market value on the grant date. Outstanding options under the New Plan vest pursuant to vesting schedules established by the Compensation Committee and expire on or before the tenth anniversary of the grant date, subject to early termination in accordance with the New Plan.

     The following table presents information concerning individual grants of stock options made during 1999 to each of the executive officers and directors of LifeF/X.

                                  OPTION/SAR GRANTS IN LAST FISCAL YEAR

                            Number of       Percent of                   Market
                           Securities     Total Options/                Value on
                           Underlying      SARs Granted     Exercise     Date of
                          Options/SARs     To Employees       Price       Grant     Expiration
                           Granted (#)    in Fiscal Year    ($/Share)   ($/Share)      Date
                          -------------   ---------------   ---------   ---------   ----------
Lucille S. Salhany           1,952,459         40.8%           $1.50       $3.00    12/09/2009
Michael Rosenblatt           1,911,511         39.9%           $3.00       $3.00    12/14/2009
Richard A. Guttendorf, Jr.          --           --               --          --            --
Ian Hunter                          --           --               --          --            --
Robert Verratti                 50,001          1.0%           $3.00       $3.00    12/14/2009
Serge Lafontaine               301,541          6.3%           $3.00       $3.00    12/14/2009

     In 1998 Mr. Verratti was granted options to acquire 174,999 shares at $.91 per share (as adjusted for the conversion of Pac Title/Mirage shares to LifeF/X shares upon the Merger). No options were exercised by officers in 1998 or 1999.

                             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                        AND FY-END OPTION/SAR VALUES

                                                       Number of Securities          Value of Unexercised
                                                      Underlying Unexercised             In-the-Money
                                                          Options/SARs at               Options/SARs at
                            Shares                     December 31, 1999 (#)        December 31, 1999 (#)(1)
                          Acquired on     Value     ---------------------------   ---------------------------
Name                      Exercise (#)   Realized   Exercisable   Unexercisable   Exercisable   Unexercisable
----                     -------------  ---------   -----------   -------------   -----------   -------------
Lucille S. Salhany           --            --           437,694       1,514,765    $7,878,492     $27,265,770
Michael Rosenblatt           --            --           234,295       1,677,216    $3,865,868     $27,674,064
Richard A. Guttendorf, Jr.   --            --             --              --           --              --
Ian Hunter                   --            --             --              --           --              --
Robert Verratti              --            --           174,999          50,001    $3,252,531     $   825,017
Serge Lafontaine             --            --            60,309         241,232    $  995,099     $ 3,980,328


     (1) Market value of underlying securities at December 31, 1999 ($19.50 per share), less the exercise price. The values in the last two columns have not been, and may never be, realized by the officers. Actual gains, if any, on option exercises will depend on the value of LifeF/X's Common Stock on the date of exercise.

Employment Agreements

               Summary of Lucille Salhany's Employment Agreement

     Ms. Salhany serves as our Chief Executive Officer and Co-President under an employment agreement with a term of two years which commenced on December 1, 1999. Under the terms of her employment, Ms. Salhany's annual base compensation is $400,000. She is entitled to annual consideration for a bonus based on her personal performance and the performance of LifeF/X. Ms. Salhany has the option to purchase 1,952,459 shares of LifeF/X Common Stock subject to the terms and conditions of LifeF/X's 1999 Long-Term Incentive Plan. Ms. Salhany's right to purchase twenty percent of these shares vested on grant and her right to purchase the balance will vest in equal quarterly installments over a two year period until fully vested. In the event Ms. Salhany's employment terminates due to her death, permanent disability or because she has breached her fiduciary duty, engaged in any action constituting fraud, embezzlement or theft, is found guilty of or pleads guilty or nolo contendere to a felony or misdemeanor involving moral turpitude which results in material harm to LifeF/X, is grossly neglectful in performing or willfully refuses to perform her duties, or materially fails or refuses to comply with any valid and legal directive of the board of directors, she shall receive only such portion of her base salary and vacation (if any) which may have accrued but remained unpaid prior to her termination. If Ms. Salhany's employment is terminated by LifeF/X for any other reason, she would receive as severance compensation her full base salary for the unexpired period of the term of her employment, in addition to accrued but unpaid salary and vacation.

              Summary of Michael Rosenblatt's Employment Agreement

     Mr. Rosenblatt serves as our Chairman of the Board of Directors and as Co-President under an employment agreement with a term of two years which commenced on December 1, 1999. Under the terms of his employment, Mr.Rosenblatt's annual base compensation is $335,000. He is entitled to annual consideration for a bonus based on his personal performance and the performance of LifeF/X. Mr. Rosenblatt has the option to purchase 1,952,459 shares of LifeF/X Common Stock subject to the terms and conditions of LifeF/X's 1999 Long-Term Incentive Plan. Mr. Rosenblatt's right to purchase twenty percent of these shares vested on grant and his right to purchase the balance will vest in equal quarterly installments over a two year period until fully vested. In the event Mr. Rosenblatt's employment terminates due to his death, permanent disability or because he has breached his fiduciary duty, engaged in any action constituting fraud, embezzlement or theft, is found guilty of or pleads guilty or nolo contendere to a felony or misdemeanor involving moral turpitude which results in material harm to LifeF/X, is grossly neglectful in performing or willfully refuses to perform his duties, or materially fails or refuses to comply with any valid and legal directive of the board of directors, he shall receive only such portion of his base salary and vacation (if any) which may have accrued but remained unpaid prior to his termination. If Mr. Rosenblatt's employment is terminated by LifeF/X for any other reason, he would receive as severance compensation his full base salary for the unexpired period of the term of his employment, in addition to any accrued but unpaid salary and vacation.

               Summary of Serge Lafontaine's Employment Agreement

     Dr. Lafontaine serves as our Chief Technology Officer under an employment agreement with a term of two years which commenced on December 1, 1999. Under the terms of his employment, Dr. Lafontaine's annual base compensation is $250,000. He is entitled to annual consideration for a bonus based on his personal performance and the performance of LifeF/X. Dr. Lafontaine has the option to purchase 400,491 shares of LifeF/X Common Stock subject to the terms and conditions of LifeF/X's 1999 Long-Term Incentive Plan. Dr. Lafontaine's right to purchase twenty percent of these shares vested on grant and his right to purchase the balance will vest in equal quarterly installments over a two year period until fully vested. In the event Dr. Lafontaine's employment terminates due to his death, permanent disability or because he has breached his fiduciary duty, engaged in any action constituting fraud, embezzlement or theft, is found guilty of or pleads guilty or nolo contendere to a felony or misdemeanor involving moral turpitude which results in material harm to LifeF/X, is grossly neglectful in performing or willfully refuses to perform his duties, or materially fails or refuses to comply with any valid and legal directive of the board of directors, he shall receive only such portion of his base salary and vacation (if any) which may have accrued but remained unpaid prior to his termination. If Dr. Lafontaine's employment is terminated by LifeF/X for any other reason, he shall receive as severance compensation his full base salary for the unexpired period of the term of his employment, in addition to any accrued but unpaid salary and vacation.

Director Compensation

     Directors do not receive compensation for services provided as a director or for participation on any committee of the Board of Directors.

Limitation on Liability and Indemnification Matters

     Our Articles of Incorporation limit the liability of directors to the maximum extent permitted by Nevada law. In addition, our bylaws require us to indemnify our directors and officers, and allow us to indemnify our other employees and agents to the fullest extent permitted by law. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling LifeF/X pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of March 17, 2000 with respect to the beneficial ownership of our Common Stock of each of our directors, each of our executive officers and all of our executive officers and directors as a group and the percentage of our Common Stock so owned. We are not aware of any other beneficial owner of more than 5% of the outstanding shares of Common Stock.

     As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Each person has sole voting and investment power with respect to the shares of Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated. The address of those individuals for which an address is not otherwise indicated is: 153 Needham Street, Building One, Newton, Massachusetts 02164.

                                                                                 Beneficial Ownership
                                                                                 --------------------
                                                                     Number of                         Percentage
                                                                       Shares                          of Total(1)
                                                                     ---------                         -----------
Directors and Officers
----------------------
Michael Rosenblatt.....................................             2,561,591 (2)(3)                       13.1%
Lucille S. Salhany.....................................               585,738 (4)                           3.0%
Richard A. Guttendorf, Jr..............................                40,000 (5)                           0.2%
Dr. Ian Hunter.........................................             1,935,885 (6)                          10.2%
Robert Verratti........................................               524,997 (7)                           2.7%
Dr. Stephen J. Andriole................................                30,000                               0.2%
Dr. Serge Lafontaine...................................             2,046,137 (8)                          10.7%
All Directors and Executive                                         7,724,348 (9)                          37.8%
Officers (7 persons)...................................

5% or More Beneficial Ownership
-------------------------------
Safeguard Scientifics, Inc.............................             2,361,594 (10)                        12.4%
435 Devon Park Drive
Wayne, PA 19087

Michael MacCloskey.....................................               967,856 (11)                         5.1%
2847 Thomas Avenue
Dallas, Texas 75204

______________

(1) The percentages of shares held assume that options and warrants held by the particular individual, if any, have been exercised, and no others.

(2) Michael Rosenblatt is the record holder of 1,731,272 shares and has the right to acquire 585,738 shares within 60 days pursuant to options granted under the 1999 Long-Term Incentive Plan described under "Executive Compensation."

(3) Michael Rosenblatt's indirect beneficial ownership is as follows: (a) 167,501 shares representing his 29.3% ownership in Mirage Technologies LP (which owns 571,872 shares), (b) 43,750 shares owned by Mirage Technologies, Inc. (a company 100% owned by Mr. Rosenblatt) and, (c) 33,330 shares owned by family members. 546,872 of the shares held by Mirage Technologies LP are pledged to Safeguard Scientifics, Inc. as collateral for a $1,500,000 loan from Safeguard to Mirage Technologies LP.

(4) Lucille Salhany has the right to acquire 585,738 shares within 60 days pursuant to options granted under the 1999 Long-Term Incentive Plan described under "Executive Compensation."

(5) Richard Guttendorf, Jr.'s indirect beneficial ownership represents 40,000 shares owned by family and family trusts.

(6) Ian Hunter is the record holder of 1,774,102 shares and has an indirect beneficial ownership interest in 161,783 shares representing his 28.3% ownership in Mirage Technologies LP (which owns 571,872 shares).

(7) Robert Verratti is the record holder of 349,998 shares and has the right to acquire 174,999 shares within 60 days pursuant to options granted under the 1999 Long-Term Incentive Plan described under "Executive Compensation."

(8) Serge Lafontaine is the record holder of 1,774,102 shares and has the right to acquire 110,252 shares within 60 days pursuant to options granted under the 1999 Long-Term Incentive Plan described under "Executive Compensation." In addition, he has an indirect beneficial ownership interest in 161,783 shares representing his 28.3% ownership in Mirage Technologies LP (which owns 571,872 shares).

(9) The number of shares shown as beneficially owned by all directors and executive officers as a group includes stock options under which the named officers and directors have the right to acquire 1,456,727 shares within 60 days.

(10) Safeguard Scientifics, Inc. is the record holder of 2,358,261 shares and has the right to acquire 3,333 shares within 60 days through the exercise of warrants.

(11) Michael MacCloskey is the record holder of 887,051 shares and has an indirect beneficial ownership interest in 80,805 shares representing his 14.1% ownership in Mirage Technologies LP (which owns 571,872 shares).

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

UniServices License

     We license a portion of the LifeF/X technology from Auckland UniServices Limited under a licensing agreement effective November 1, 1997. Under the UniServices licensing agreement, we have an exclusive, worldwide, perpetual license from UniServices to use their continuum modeling technology in commercial applications, excluding professional medical, engineering and scientific applications. License and development fees under the license agreement with Auckland UniServices Limited are $500,000 per year through November 2002 and $200,000 per year thereafter. Ian Hunter, one of our directors, is the brother of Peter Hunter, the leading developer of the licensed technology at the University of Auckland, where he is a professor. UniServices acts as a licensing agent for the University of Auckland in this relationship. Ian Hunter receives none of the fees paid by LifeF/X to UniServices.

Ian Hunter Consulting Agreement

     Dr. Ian Hunter serves as a technical and engineering consultant to LifeF/X under a consulting agreement with a term of one year which commenced on January 4, 2000. Under the terms of his consulting agreement, Dr. Hunter's compensation is $150,000.

Sale of Assets of Discontinued Operation to Company Owned by Pre-Merger Pac Title/Mirage Shareholders and Related Indemnification Agreements

     On March 20, 2000, we sold all of the assets of our discontinued operation to PTM Productions, Inc., an entity owned by the pre-Merger Pac Title/Mirage shareholders. Owners of PTM Productions, Inc. include our Chairman and Co-President Michael Rosenblatt (11.31%), our director Ian Hunter (11.31%), Safeguard Scientifics (59%), our director Robert Verratti (2%) and our Chief Technology Officer Serge Lafontaine (11.31%). The sales price consisted of the buyer's assumption of all of the liabilities of the discontinued operation. On the date of the sale, the value of our liabilities assumed by PTM Productions exceeded the value of the assets it acquired from us by assuming those liabilities. As part of this sale, we transferred all of our bank debt to PTM Productions. Safeguard has agreed to fully indemnify us against all losses and liabilities relating to or arising from the bank debt and PTM Productions and Safeguard have agreed to indemnify us related to the assets purchased and the liabilities assumed.

Safeguard Administrative Services Agreement

     On October 31, 1997, Pac Title/Mirage entered into an administrative services agreement with Safeguard effective January 1, 1998 that provided for a monthly fee to Safeguard of 1.5% of net revenues subject to minimum annual payments of $100,000 and maximum annual payments of $600,000. This agreement has an initial term through December 31, 2002 and continues thereafter unless terminated by either party. The agreement has been renegotiated to provide for a minimum annual payment of $50,000 for the year 2000, and will revert to the above schedule thereafter. The agreement will terminate early if LifeF/X is sold. The total amount owed to Safeguard of $535,692 as of December 31, 1999 was one of the liabilities assumed by PTM Productions in connection with its purchase of the discontinued operation, while all amounts accruing under the contract after December 31, 1999 will be paid by LifeF/X.

Mirage Administrative Services Agreement

     In October 1997 Pac Title/Mirage entered into an administrative services support agreement with Mirage Technologies L.P., an entity partially owned by our Chairman and Co-President Michael Rosenblatt (29%), our director Ian Hunter (29%) and our Chief Technology Officer Serge Lafontaine (29%) that provided for a fee of $25,000 per month beginning November 1997. The agreement would have expired on the earlier of October 31, 2002 or six months after a sale of the Company. The agreement was cancelled on March 8, 2000 and Mirage agreed to forgive the accrued management fee of $445,000.

                           DESCRIPTION OF SECURITIES

General

     Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share.

     The following summary descriptions are qualified in their entirety by reference to our Articles of Incorporation, as amended.

Common Stock

     The authorized capital stock of LifeF/X consists of 100,000,000 shares of Common Stock, $.001 par value per share. All shares have equal voting rights. Voting rights are not cumulative, and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the Directors.

     Upon liquidation, dissolution or winding up of LifeF/X, our assets, after the payment of our liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares.

     Holders of Common Stock are entitled to share equally in dividends when, as and if declared by our Board of Directors, out of funds legally available therefor. We have not paid any cash dividends on the Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

     Warrants

     As of March 15, 2000, we had 27,951,312 warrants outstanding: (i) 60,003 in conjunction with the private placement, (ii) 27,790,917 to Safeguard (other than warrants it received in the private placement), and (iii) 100,392 to service providers, as discussed below.

     We issued 6,000,000 shares of Common Stock and warrants for 60,003 shares of Common Stock in our private placement. We issued the Common Stock and warrants at two closings, which occurred on December 14, 1999 and February 2, 2000. By December 31, 1999, we or our escrow agent had received over $17,000,000 in proceeds from the private placement. At the first closing, we issued to investors 2,983,000 shares of Common Stock and warrants for 29,830 shares of Common Stock. At the second closing we issued to investors 3,017,000 shares of Common Stock and warrants for 30,173 shares of Common Stock. Each unit included one share of Common Stock and a warrant that entitled the holder to purchase, at a price of $7.50 per share, subject to adjustment, .01 share of Common Stock for a period of 18 months from the date of issuance. At the first closing, we also issued (a) warrants to purchase 100,000 shares of our common stock to MG Securities Group, Inc., the placement agent in the private placement, and (b) 39,167 shares of Common Stock and warrants to purchase 392 shares of Common Stock to attorneys for legal services rendered in connection with the private placement.

     The exercise price of the warrants is subject to adjustment in certain circumstances, including a stock split of, or stock dividend on, or a subdivision, combination, or recapitalization of the Common Stock. In the event of liquidation, dissolution or winding up of LifeF/X, holders of the warrants, unless exercised, will not be entitled to participate in our assets. Holders of the warrants will have no voting, preemptive, liquidation or other rights of a stockholder, and no dividends will be declared on the warrants.

     Safeguard Warrants

     Pursuant to the Merger, warrants for 17,587,500 shares of our Common Stock were issued to Safeguard for its existing Pac Title/Mirage warrants. The warrants entitle Safeguard to purchase 5,862,500 shares of our Common Stock at an exercise price of $2.50 per share, 5,862,500 shares of

Common Stock at an exercise price of $5.00 per share, and 5,862,500 shares of Common Stock at an exercise price of $6.00 per share. In addition, we issued warrants for 10,203,417 shares of Common Stock at an exercise price of $0.01 per share to Safeguard in connection with the Merger, and the conversion of Pac Title/Mirage debt owed to Safeguard. The warrants have a term of 10 years and are exercisable one year after the Merger, subject to certain early exercise events specified in the warrants. The exercise prices of the warrants are subject to adjustment in certain circumstances, including a stock split of, or stock dividend on, or a subdivision, combination, or recapitalization of the Common Stock. In connection with the sale of the Discontinued Operation Assets and Liabilities to PTM Productions, Inc., Safeguard transferred to the bank warrants to purchase 4,298 shares of Common Stock at an exercise price of $0.01 per share.

     Registration Rights

     We agreed to file a Registration Statement to register under the Securities Act all of the Common Stock issued as part of the Units and the Common Stock underlying the warrants issued as part of the Units (collectively, the "Common Shares"). This prospectus is a part of that Registration Statement. We also agreed to include in the Registration Statement the 11,294,084 shares of Common Stock issued in the Merger to the pre-Merger Pac Title/Mirage shareholders, the 39,167 shares of Common Stock issued to service providers in connection with the private placement and 100,392 shares of Common Stock issuable upon exercise of warrants granted to service providers in connection with the private placement. We will pay all registration expenses incurred in connection with the registration of the securities. In addition, we will comply with all necessary state securities laws so as to permit the sale of the Common Stock by the investors.

     We agreed to use our best efforts to cause the Registration Statement to become effective on or before May 12, 2000 (within 150 days after the date of the Merger). We also agreed that, if the Registration Statement has not been declared effective by the close of business on May 12, 2000, we will pay to the investors from the first closing of the private placement liquidated damages on a pro rata basis totaling $2,983 per day for each day between May 13, 2000 and the effective date of the Registration Statement. In addition, we agreed that, if the Registration Statement has not been declared effective by the close of business on July 1, 2000, we will pay to the investors from the second closing of the private placement liquidated damages on a pro rata basis totaling $3,017 per day for each day between July 2, 2000 and the effective date of the Registration Statement.

     In addition, to enable public sale of the 27,790,917 shares of Common Stock to be issued to Safeguard on the exercise of warrants granted in connection with
(i) the Merger, (ii) conversion of Pac Title/Mirage debt and (iii) the carry forward of Pac Title/Mirage warrants, we have granted Safeguard the right to require us to prepare registration statements and file them with the SEC (a) on unlimited occasions if we are eligible to file our registration statements on Form S-3, or (b) on two occasions if we are not eligible to file our registration statements on Form S-3.

     Lock-Up/Leak-Out

     Until June 12, 2001 (18 months following the Merger on December 14, 1999), no more than 10% of a Selling Shareholder's Common Shares covered by this Prospectus (each a Lock-Up Share) may be sold in any consecutive three month period. If less than 10% of the Selling Shareholder's Lock-Up Shares are sold in any three month period, the difference between 10% of such Selling Shareholder's Lock-Up Shares and the amount actually sold may be sold during any prospective three month periods. Once sold in accordance with these restrictions, Lock-Up Shares become freely tradeable without restriction.

     Duane Jenson, Briar Creek Investment LLC and Leonard Burningham (the "Fin Sports Shareholders"), holders of 1,614,651 shares of Common Stock on December 15, 1999, have agreed to lock up these shares of Common Stock until June 12, 2001 under the restrictions applicable to Lock-Up Shares.

     All shares acquired upon exercise of options will be subject to substantially identical Lock-Up/Leak-Out provisions.

     LifeF/X may waive any of the above restrictions if such waiver is beneficial to us or will facilitate an orderly trading market for the Common Stock.

Transfer Agent

     American Registrar & Transfer Company, 342 East 900 South, Salt Lake City, Utah 84111, serves as Transfer Agent for our Common Stock.

                             PLAN OF DISTRIBUTION

     The Selling Securityholders may offer shares of Common Stock from time to time in one or more transactions in the over-the-counter market, which may involve brokers or dealers, or in private transactions. We have not entered into any agreement, arrangement or understanding with brokers or dealers regarding the shares that may be offered by this prospectus.

                            SELLING SECURITYHOLDERS


          The following table sets forth certain information regarding beneficial ownership of Common Stock of each selling securityholder and as adjusted to give effect to the sale of the Common Stock offered hereby. Information concerning the selling securityholders may change from time to time; any changes of which we are advised will be set forth in a prospectus supplement to the extent required.

                                         Before                                                         After
                                        Offering                                                       Offering
                                        --------                                                       --------
 Name of Beneficial Owner          Number of Shares of            Number of Shares of         Number of Shares of Common
                                    Common Stock Held          Common Stock Being Offered               Stock
Stephen Andriole(1)                      30,000                             30,000                      -0-
Michele Beuerlein(2)                      7,575 (3)                          7,575                      -0-
Michael G. Bolton(4)                     20,000                             20,000                      -0-
Leonard W. Burningham(5)                 40,400 (3)                         40,400                      -0-
Hillary Grinker                         400,000                            400,000                      -0-
Mary A. Guttendorf(6)                    10,000                             10,000                      -0-
Richard A. Guttendorf, Jr.               24,000                             24,000                      -0-
 G.R.A.T. (7)
Richard A. Guttendorf III                 3,000                              3,000                      -0-
 (8)
John K. Halvey (9)                       10,000                             10,000                      -0-
Trust of Colin L. Halvey                  5,000                              5,000                      -0-
 dtd 5/27/99 (10)
Trust of Grace Ann Halvey                 5,000                              5,000                      -0-
 dtd 12/19/97 (11)
Richard J. Hindlian, as                  26,664                             26,664                      -0-
 Trustee of the MSR Trust,
 U/I/D dated 12/29/99 (12)
Ian Hunter (13)                       1,774,102                          1,774,102
Jeri L. Johnson 1999 Trust                7,000                              7,000                      -0-
 dtd 5/27/99 (14)
Jerry L. Johnson (15)                    86,000                             86,000                      -0-
Jonathan W. Johnson 1999                  7,000                              7,000                      -0-
 Trust dtd 5/27/99 (16)
David Kestenberg                        249,470 (3)                        249,470                      -0-
Kingdon Associates                      151,500 (3)                        151,500                      -0-
Kingdon Family                           40,400 (3)                         40,400                      -0-
 Partnership, LP
Kingdon Partners                        121,200 (3)                        121,200                      -0-
M. Kingdon Offshore NV                  696,900 (3)                        696,900                      -0-
Serge Lafontaine (17)                 1,774,102                          1,774,102                      -0-
Seymour Lippman                         323,200 (3)                        323,200                      -0-
Loeb Ventures I LLC(18)                  20,200 (3)                         20,200                      -0-
Thomas Lynch (19)                        70,000                             70,000                      -0-
Michael MacCloskey (20}                 887,051                            887,051                      -0-
Jack L. Messman (21)                     75,000                             75,000                      -0-
MG Securities(22)                       100,000 (23)                       100,000                      -0-
Mirage Technologies, Inc.                43,750                             43,750                      -0-
 (24)
Mirage Technologies,                    571,872                            571,872                      -0-
 L.P(25)
Warren V. Musser (26)                   200,000                            200,000                      -0-
James A. Ounsworth (27)                  90,000                             90,000                      -0-
Michael Rosenblatt (28)               1,731,272                          1,731,272                      -0-
Safeguard 99 Capital L.P.            14,406,666 (30)                       336,666               14,070,000 (37)
 (29)
Safeguard 97 Capital L.P.             8,233,282 (31)                     2,027,365                6,205,917 (37)
 (29)
Safeguard Scientifics                   150,082 (31)                            82                  150,000 (37)
 (Delaware), Inc. (32)
Savage Holdings, Inc. (33)              461,082 (3)                        461,082                      -0-
Gretchen E. Tucker(34)                    3,000                              3,000                      -0-
Robert Verratti(35)                     349,998                            349,998                      -0-

159 selling securityholders,
each of whom will be selling          4,730,202(3)                       4,730,202                      -0-
less than 0.5% of the Common
Stock(36)

     TOTALS                          37,935,970                         17,510,053               20,425,917

(1) LifeF/X Director and Safeguard Senior Vice President and Chief Technology Officer
(2)  Partner of Loeb & Loeb LLP, which provides certain legal services to
     LifeF/X
(3) Represents shares held plus shares issuable upon exercise of currently exercisable warrants, exercisable at a per-share price of $7.50
(4)  Safeguard Senior Vice President
(5) Former counsel to Fin Sports and father of Branden T. Burningham, Esq., legal counsel to LifeF/X
(6) Spouse of Richard A. Guttendorf, Jr., Chief Financial Officer, Secretary and Director of LifeF/X and Safeguard Vice President
(7) Trust of Chief Financial Officer, Secretary and Director of LifeF/X and Safeguard Vice President
(8) Son of Richard A. Guttendorf, Jr., Chief Financial Officer, Secretary and Director of LifeF/X and Safeguard Vice President
(9)  Safeguard Senior Vice President
(10) Trust for son of John L. Halvey, Safeguard Senior Vice President
(11) Trust for daughter of John L. Halvey, Safeguard Senior Vice President
(12) Trust for family of Michael Rosenblatt, LifeF/X Chairman and Co-President
(13) LifeF/X Director
(14) Trust for daughter of Jerry L. Johnson, Senior Vice President of Safeguard
(15) Safeguard Senior Vice President
(16) Trust for son of Jerry L. Johnson, Senior Vice President of Safeguard
(17) LifeF/X Chief Technology Officer
(18) Investment company of Loeb & Loeb LLP, counsel to LifeF/X with respect to certain legal matters
(19) President of Comp-U-Com, Inc., a majority-owned subsidiary of Safeguard, and former director of Pac Title/Mirage
(20) Partner of Mirage Technologies, L.P.
(21) Safeguard Director
(22) Placement agent for the private placement
(23) Represents warrants for stock issuable at an exercise price of $7.50 per share
(24) Corporation owned by Michael Rosenblatt, Chairman and Co-President of
     LifeF/X
(25) Partnership owned by Michael Rosenblatt, Chairman and Co-
     President of LifeF/X; Serge Lafontaine, Chief Technology Officer of LifeF/X; Ian Hunter, Director of LifeF/X; and Michael MacCloskey
(26) Safeguard Chairman and former director of Pac Title/Mirage
(27) Safeguard Chief Counsel
(28) Chairman and Co-President of LifeF/X
(29) Partnership controlled by Safeguard
(30) Represents the following:
     Shares held................................................333,333

     Shares issuable upon exercise of warrant, exercisable at a per share price of $2.50................4,690,000

     Shares issuable upon exercise of warrant, exercisable at a per share price of $5.00................4,690,000

     Shares issuable upon exercise of warrant, exercisable at a per share price of $6.00................4,690,000

     Shares issuable upon exercise of warrant currently exercisable at a per share price of $7.50 3,333

(31) Represents shares held plus shares issuable upon exercise of warrants, exercisable at a per share price of $0.01
(32) Shareholder of LifeF/X
(33) Consultant to Fin Sports regarding the Merger
(34) Daughter of Richard A. Guttendorf, Jr., Chief Financial Officer, Secretary and Director of LifeF/X and Vice President of Safeguard
(35) LifeF/X Director and Safeguard consultant
(36) The percentages calculated in this table are based on the assumption that all shares of Common Stock registered hereunder which would be issued upon exercise of warrants and options have been issued following exercise of those warrants and options
(37) Represents shares issuable upon exercise of warrants not exercisable within 60 days. Therefore, beneficial ownership of outstanding Common Stock is less than 1%

                        SHARES ELIGIBLE FOR FUTURE SALE

     The market price of our Common Stock could decline as a result of sales of a large number of shares of our Common Stock in the market after this offering, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, 19,016,324 shares of Common Stock will be outstanding, and no shares will be held as treasury stock. Following this offering, all of the shares being offered pursuant to this prospectus are freely tradable, subject to the Lock-Up/Leak-Out restrictions applicable to these shares. Refer to "Description of Securities-Lock-Up/Leak-Out" elsewhere in this prospectus.

                                 LEGAL MATTERS

     The validity of the shares of our Common Stock offered hereby will be passed upon for LifeF/X by Branden T. Burningham, Salt Lake City, Utah. Branden
T. Burningham is the son of Leonard W. Burningham, Esq. who is one of the Selling Securityholders, and holds a 12.8% limited partnership interest in the Leonard W. Burningham Fin Partnership, that owns approximately 100,000 shares of our Common Stock. Branden T. Burningham provides legal services to Duane S. Jenson, who is a Selling Securityholder.

                                    EXPERTS

     The Consolidated Financial Statements of LifeF/X, Inc. at December 31, 1999 and 1998 and for the years then ended, and for the period June 1, 1997 to December 31, 1997, and the cumulative period June 1, 1997 (inception) through December 31, 1999, included in this prospectus and Registration Statement have been audited by KPMG LLP (KPMG), independent certified public accountants, as indicated in their report with respect thereto and are included herein in reliance upon authority of said firm as experts in accounting and auditing.

                CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

     Mantyla, McReynolds & Associates (Mantyla), Salt Lake City, Utah, served as the independent public accountants for Fin Sports up until the Merger. KPMG served as the independent public accountants for Pac Title/Mirage. Effective December 14, 1999, the date of the Merger, we dismissed Mantyla as our independent accountants, and engaged KPMG, the then-current independent public accountants for Pac Title/Mirage, as our new independent accountants. The dismissal of Mantyla and the retention of KPMG was approved by our Board of Directors.

     Prior to the engagement of KPMG, neither we nor anyone on our behalf consulted with KPMG regarding the application of accounting principles to a specified transaction, either completed or uncompleted, or type of audit opinion that might by rendered on LifeF/X's financial statements.

     Mantyla audited Fin Sports' financial statements for the years ended December 31, 1997 and 1998. Mantyla's report for such periods did not contain an adverse opinion or a disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope or accounting principles except as to Fin Sports' ability to continue as a going concern.

     During the period from January 1, 1999 to December 14, 1999 and the years ended December 31, 1997 and 1998, there were no disagreements with Mantyla on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure, which disagreements, if not resolved to the satisfaction of Mantyla, would have caused such firm to make reference to the subject matter of the disagreements in connection with its reports on Fin Sports' financial statements. In addition, there were no such events as described under Item 304 of Regulation S-B during the fiscal years ended December 31, 1997 and 1998 and the subsequent interim periods through December 14, 1999.

     Mantyla furnished Fin Sports with a letter dated December 7, 1999 addressed to the Securities and Exchange Commission stating there were no disagreements between Mantyla and Fin Sports, whether resolved or not resolved, on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure. A copy of Mantyla's letter is incorporated by reference to Exhibit 16.1 to Form 8-K filed by LifeF/X, Inc. on December 15, 1999.

                            ADDITIONAL INFORMATION

     We have filed with the Commission, a registration statement on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, omits certain of the information set forth in the registration statement in accordance with the rules and regulations of the Commission. For further information with respect to LifeF/X and the Common Stock offered hereby, reference is made to such registration statement and such exhibits filed as a part thereof. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement and exhibits can be inspected and copied at the public reference section at the Commission's principal office, 450 5th Street, N.W., Judiciary Plaza, Washington, D.C. 20549, the Commission's Regional Offices located at the Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048 and through the Commission's Web site (http://www.sec.gov). Copies may be obtained from the Commission's principal office upon payment of the fees prescribed by the Commission.

                                 LIFEF/X, INC.

                   Index to Consolidated Financial Statements

Independent Auditors' Report......................   F-2
Consolidated Balance Sheets.......................   F-3
Consolidated Statements of Operations.............   F-4
Consolidated Statements of Shareholders' Equity...   F-5
Consolidated Statements of Cash Flows.............   F-6
Notes to Consolidated Financial Statements........   F-7


                         Independent Auditors' Report

The Board of Directors
LifeF/X, Inc.

We have audited the accompanying consolidated balance sheets of LifeF/X, Inc. (a development stage company) and subsidiary (the Company) as of December 31, 1998 and 1999 and the related statements of operations, shareholders' equity and cash flows for the period from June 1, 1997 (inception) through December 31, 1997 and for each of the years in the two-year period ended December 31, 1999 and for the cumulative period June 1, 1997 (inception) through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LifeF/X, Inc. (a development stage company) and subsidiary as of December 31, 1998 and 1999 and the results of their operations and their cash flows for the period from June 1, 1997 (inception) through December 31, 1997 and for each of the years in the two-year period ended December 31, 1999 and for the cumulative period June 1, 1997 (inception) through December 31, 1999 in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, California

February 18, 2000, except for note 3 and the last paragraph of note 4, which are as of March 20, 2000, and the last paragraph of note 6, which is as of March 15, 2000.

                                    LIFEF/X, INC. AND SUBSIDIARY

                                    (A Development Stage Company)

                                     Consolidated Balance Sheets


                                                                              December 31,
                                                                    ----------------------------------
                         Assets (note 3)                                 1998              1999
                                                                    ----------------  ----------------
Current assets:
    Cash and cash equivalents                                       $          --            7,778,040
    Restricted cash from stock subscriptions - (note 5)                        --            9,051,000
    Interest receivable                                                        --               17,249
    Prepaid expenses                                                           --              175,000
                                                                    -------------          -----------
              Total current assets                                             --           17,021,289

Net assets of discontinued operation - long-term (note 3)               8,143,697            4,451,701
                                                                    -------------          -----------
                                                                    $   8,143,697           21,472,990
                                                                    =============          ===========

              Liabilities and Shareholders' Equity

Current liabilities:
    Short-term notes payable to related party (note 9)              $   1,700,000                   --
    Accounts payable and accrued expenses                                 284,123              864,123
    Net liabilities of discontinued operation - current (note 3)        2,586,648            9,598,372
                                                                    -------------          -----------
              Total current liabilities                                 4,570,771           10,462,495

Other long-term liabilities                                                    --              357,250
Long-term notes payable to related party (note 9)                       2,100,000                   --
                                                                    -------------          -----------
                                                                        6,670,771           10,819,745
                                                                    -------------          -----------

Commitments and contingencies (notes 7 and 12)

Shareholders' equity (notes 2, 5 and 6):
    Preferred Stock, $.01 par value. Authorized 20,000,000
      shares (note 5):
       Series A - issued and outstanding 8,000,000 shares in 1998              --                   --
         and none in 1999
       Series B - issued and outstanding 7,680,000 shares in 1998
         and none in 1999, stated at liquidation preference             7,996,799                   --
    Common stock, $.001 par value.  Authorized 100,000,000
       shares; issued and outstanding 18,999,917 shares (1999)                 --               18,992
    Common stock, $.01 par value.  Authorized 50,000,000 shares;
       issued and outstanding 320,100 shares (1998)                         3,201                   --
    Additional paid-in capital                                              6,000           52,635,250
    Common stock subscribed (note 5)                                           --             (579,000)
    Deferred compensation related to stock options (note 6)                    --           (2,272,148)
    Accumulated deficit accumulated during development stage           (6,533,074)         (39,149,849)
                                                                    -------------          -----------
              Total shareholders' equity                                1,472,926           10,653,245
                                                                    -------------          -----------
                                                                    $   8,143,697           21,472,990
                                                                    =============          ===========


See accompanying notes to consolidated financial statements.

                                     LIFEF/X, INC. AND SUBSIDIARY

                                    (A Development Stage Company)

                                Consolidated Statements of Operations



                                                     Period from                                            Cumulative
                                                    June 1, 1997                                           June 1, 1997
                                                     (inception)                                           (inception)
                                                       through           Years ended December 31,            through
                                                    December 31,     ----------------------------------    December 31,
                                                        1997              1998               1999              1999
                                                   ----------------  ----------------   ---------------   ---------------
Revenue (notes 1 and 3)                              $         --               --               --                --
                                                   ----------------  ----------------   ---------------------------------
Operating costs and expenses:
    General and administrative                             18,705          181,942        1,493,590            1,694,237
    Research and development                              624,900        1,202,762        1,754,253            3,581,915
                                                      -----------      -----------      -----------           ----------
              Total operating costs and expenses          643,605        1,384,704        3,247,843            5,276,152
                                                      -----------      -----------      -----------           ----------
              Loss from operations                       (643,605)      (1,384,704)      (3,247,843)          (5,276,152)

Interest expense on borrowings                             13,677           58,850           68,453              140,980
Interest expense - warrants issued in
    connection with debt conversion (note 5)                   --               --        9,302,339            9,302,339
Interest expense - warrants issued in
    connection with loans - (note 9)                           --               --        1,462,383            1,462,383
Interest income                                                --               --          (17,249)             (17,249)
                                                      -----------      -----------      -----------           ----------

              Loss from continuing operations
                 before income tax expense               (657,282)      (1,443,554)     (14,063,769)         (16,164,605)

Income tax expense (note 8)                                   800              800              800                2,400
                                                      -----------      -----------      -----------       --------------
              Loss from continuing operations            (658,082)      (1,444,354)     (14,064,569)         (16,167,005)

Discontinued operation (note 3):
    Loss on discontinued operation                       (369,658)      (4,060,980)      (3,002,332)          (7,432,970)
    Loss on disposal, including $7,449,874 for
       operating losses from measurement date
       until December 31, 1999 and $2,500,000
       for losses for the remaining disposal period            --               --      (15,549,874)         (15,549,874)
                                                      -----------      -----------      -----------       --------------
              Net loss                               $ (1,027,740)      (5,505,334)     (32,616,775)         (39,149,849)
                                                      ===========      ===========      ===========       ==============

Net loss per common share on a basic
     and diluted basis:
       Continuing operations                         $      (1.88)           (4.12)          (11.08)
       Discontinued operation                               (1.06)          (11.60)          (14.61)
                                                      -----------      -----------      -----------

                                                     $      (2.94)          (15.72)          (25.69)
                                                      ===========      ===========      ===========

Weighted average common shares outstanding                350,107          350,107        1,269,824
                                                      ===========      ===========      ===========

                         LIFEF/X, INC. AND SUBSIDIARY

                         (A Development Stage Company)

                Consolidated Statements of Shareholders' Equity

                                                               Pacific Title / Mirage, Inc. Preferred Stock
                                                   ---------------------------------------------------------------------
                                                               Series A                            Series B
                                                   ---------------------------------   ---------------------------------
                                                       Shares            Amount            Shares            Amount
                                                   ---------------   ---------------   ---------------   ---------------
Balance at June 1, 1997 (inception)                             --   $            --                --   $            --
Issuance of Series A Preferred Stock                     8,000,000                --                --                --
Issuance of Series B Preferred Stock and
    common stock                                                --                --         8,000,000         7,999,999
Conversion of Series B Preferred Stock
    to common stock                                             --                --          (320,000)           (3,200)
Net loss                                                        --                --                --                --
                                                   ---------------   ---------------   ---------------   ---------------
Balance at December 31, 1997                             8,000,000                --         7,680,000         7,996,799
Issuance of stock warrants (note 9)                             --                --                --                --
Net loss                                                        --                --                --                --
                                                   ---------------   ---------------   ---------------   ---------------
Balance at December 31, 1998                             8,000,000                --         7,680,000         7,996,799
Issuance of stock warrants (note 9)                             --                --                --                --
Issuance of stock warrants (note 5)                             --                --                --                --
Conversion of PTM Preferred and common
    stock into LifeF/X common stock and
    warrants upon Merger (notes 2 and 5)                (8,000,000)               --        (7,680,000)       (7,996,799)
Deferred compensation - stock options (note 6)                  --                --                --                --
Vesting of stock options issued
    as compensation (note 6)                                    --                --                --                --
Issuance of shares - private placement
    offering (note 5)                                           --                --                --                --
Private placement offering costs (note 5)                       --                --                --                --
Common stock subscribed (note 5)                                --                --                --                --
Net loss                                                        --                --                --                --
                                                   ---------------   ---------------   ---------------   ---------------
Balance at December 31, 1999                                    --   $            --                --   $            --
                                                   ===============   ===============   ===============   ===============

                                                      Pacific Title / Mirage, Inc.             LifeF/X, Inc.
                                                             common stock                       common stock
                                                   --------------------------------   ---------------------------------
                                                      Shares            Amount            Shares            Amount
                                                   --------------   ---------------   ---------------   ---------------
Balance at June 1, 1997 (inception)                            --   $            --                --   $            --
Issuance of Series A Preferred Stock                           --                --                --                --
Issuance of Series B Preferred Stock and
    common stock                                              100                 1                --                --
Conversion of Series B Preferred Stock
    to common stock                                       320,000             3,200                --                --
Net loss                                                       --                --                --                --
                                                   --------------   ---------------   ---------------   ---------------
Balance at December 31, 1997                              320,100             3,201                --                --
Issuance of stock warrants (note 9)                            --                --                --                --
Net loss                                                       --                --                --                --
                                                   --------------   ---------------   ---------------   ---------------
Balance at December 31, 1998                              320,100             3,201                --                --
Issuance of stock warrants (note 9)                            --                --                --                --
Issuance of stock warrants (note 5)                            --                --                --                --
Conversion of PTM Preferred and common
    stock into LifeF/X common stock and
    warrants upon Merger (notes 2 and 5)                 (320,100)           (3,201)       12,960,750            12,601
Deferred compensation - stock options (note 6)                 --                --                --                --
Vesting of stock options issued
    as compensation (note 6)                                   --                --                --                --
Issuance of shares - private placement
    offering (note 5)                                          --                --         6,000,000             6,000
Private placement offering costs (note 5)                      --                --            39,167               391
Common stock subscribed (note 5)                               --                --                --                --
Net loss                                                       --                --                --                --
                                                   --------------   ---------------   ---------------   ---------------
Balance at December 31, 1999                                   --   $            --        18,999,917   $        18,992
                                                   ==============   ===============   ===============   ===============

                                                                                     Deferred
                                                                      Common         compensation                         Total
                                                  Additional          stock           related to       Accumulated     shareholders'
                                                paid-in capital     subscribed      stock options        deficit          equity
                                                ---------------   ---------------   ---------------   ---------------  -----------
Balance at June 1, 1997 (inception)                          --                --                --                --           --
Issuance of Series A Preferred Stock                         --                --                --                --           --
Issuance of Series B Preferred Stock and
    common stock                                             --                --                --                --    8,000,000
Conversion of Series B Preferred Stock
    to common stock                                          --                --                --                --           --
Net loss                                                     --                --                --        (1,027,740)  (1,027,740)
                                                 --------------   ---------------   ---------------   ---------------  -----------
Balance at December 31, 1997                                 --                --                --        (1,027,740)   6,972,260
Issuance of stock warrants (note 9)                       6,000                --                --                --        6,000
Net loss                                                     --                --                --        (5,505,334)  (5,505,334)
                                                 --------------   ---------------   ---------------   ---------------  -----------
Balance at December 31, 1998                              6,000                --                --        (6,533,074)   1,472,926
Issuance of stock warrants (note 9)                   1,462,383                --                                  --    1,462,383
Issuance of stock warrants (note 5)                  23,389,176                --                --                --   23,389,176
Conversion of PTM Preferred and common
    stock into LifeF/X common stock and
    warrants upon Merger (notes 2 and 5)              7,987,399                --                --                --           --
Deferred compensation - stock options (note 6)        2,928,689                --        (2,928,689)               --           --
Vesting of stock options issued
    as compensation (note 6)                             25,950                --           656,541                --      682,491
Issuance of shares - private placement
    offering (note 5)                                17,994,000                --                --                --   18,000,000
Private placement offering costs (note 5)            (1,158,347)               --                --                --   (1,157,956)
Common stock subscribed (note 5)                             --          (579,000)               --                --     (579,000)
Net loss                                                     --                --                --       (32,616,775) (32,616,775)
                                                 --------------   ---------------   ---------------   ---------------  -----------
Balance at December 31, 1999                         52,635,250          (579,000)       (2,272,148)      (39,149,849)  10,653,245
                                                 ==============   ===============   ===============   ===============  ===========

See accompanying notes to consolidated financial statements.

                         LIFEF/X, INC. AND SUBSIDIARY

                         (A Development Stage Company)

                     Consolidated Statements of Cash Flows


                                                                Period from                                           Cumulative
                                                                June 1, 1997                                         June 1, 1997
                                                                (inception)                                           (inception)
                                                                  through            Years ended December 31,           through
                                                                December 31,      -------------------------------     December 31,
                                                                   1997              1998              1999               1999
                                                               -------------     -------------     -------------     -------------
Cash flows from operating activities:
 Net loss                                                      $  (1,027,740)       (5,505,334)      (32,616,775)      (39,149,849)
 Adjustments to reconcile net loss to net cash
   (used in) operating activities:
     Loss on disposal                                                     --                --        15,549,874        15,549,874
     Noncash interest expense - warrants issued in
      connection with debt conversion                                     --                --         9,302,339         9,302,339
     Noncash interest expense - warrants issued in
      connection with loans                                               --                --         1,462,383         1,462,383
     Noncash compensation expense - stock options                         --                --           682,491           682,491
     Changes in operating assets and liabilities, net of
     effects of acquisition of Pacific Title and Art Studio:
      Interest receivable                                                                                (17,249)          (17,249)
      Prepaid expenses                                                    --                --          (175,000)         (175,000)
      Accounts payable, accrued expenses and
       other long-term liabilities                                   113,300           170,823           937,250         1,221,373
 Net cash provided by (used in) discontinued operation              (176,858)        4,783,201        (6,079,122)       (1,472,779)
                                                               -------------     -------------     -------------     -------------
          Net cash (used in) operating activities                 (1,091,298)         (551,310)      (10,953,809)      (12,596,417)
                                                               -------------     -------------     -------------     -------------

Cash flows from investing activities:
 Acquisition of Pacific Title and Art Studio, net of cash
  acquired                                                       (15,478,659)               --                --       (15,478,659)
 Purchases of property, plant and equipment                         (496,710)       (2,623,631)       (1,187,494)       (4,307,835)
                                                               -------------     -------------     -------------     -------------
          Net cash (used in) investing activities                (15,975,369)       (2,623,631)       (1,187,494)      (19,786,494)
                                                               -------------     -------------     -------------     -------------

Cash flows from financing activities:
 Proceeds from note payable to related party                         600,000         1,500,000        12,300,000        14,400,000
 Borrowings of long-term debt from related party                          --         1,700,000                --         1,700,000
 Borrowings on debt                                                8,766,667            50,000                --         8,816,667
 Proceeds from sale of warrants exercisable into 600,000
  shares of common stock                                                  --             6,000                --             6,000
 Proceeds from issuance of Series B Preferred Stock and
  common stock                                                     8,000,000                --                --         8,000,000
 Proceeds from sale of stock through private placement, net
  of common stock subscribed                                              --                --        17,421,000        17,421,000
 Restricted cash from stock subscriptions                                 --                --        (9,051,000)       (9,051,000)
 Private placement offering costs                                         --                --        (1,157,956)       (1,157,956)
 Net cash provided by (used in) financing activities -
  discontinued operation                                            (300,000)          (81,059)          407,299            26,240
                                                               -------------     -------------     -------------     -------------
          Net cash provided by financing activities               17,066,667         3,174,941        19,919,343        40,160,951
                                                               -------------     -------------     -------------     -------------

          Net increase in cash and cash equivalents                       --                --         7,778,040         7,778,040

Cash and cash equivalents at beginning of period                          --                --                --                --
                                                               -------------     -------------     -------------     -------------
Cash and cash equivalents at end of period                     $          --                --         7,778,040         7,778,040
                                                               =============     =============     =============     =============

Supplemental disclosures of cash flow information:
 Cash paid during the period for:
  Interest, including discontinued operation                   $      60,277           700,056           726,802         1,487,135
  Income taxes                                                            --               800               800             1,600
                                                               =============     =============     =============     =============

Supplemental disclosure of noncash financing activities:
 Common stock warrants                                         $          --                --        23,389,176        23,389,176
 Common stock subscribed                                                  --                --           579,000           579,000
 Deferred compensation related to stock options                           --                --         2,928,689         2,928,689
                                                               =============     =============     =============     =============

See accompanying notes to consolidated financial statements.

                         LIFEF/X, INC. AND SUBSIDIARY

                         (A Development Stage Company)

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


(1)  Summary of Significant Accounting Policies

     (a)  Organization and Description of Business

          On December 14, 1999, Fin Sports U.S.A., Inc. (FSI) completed a transaction (the Merger), whereby FSI acquired all of the outstanding capital stock of Pacific Title/Mirage, Inc. (PTM) through the merger of a wholly owned subsidiary of FSI, with and into PTM, with PTM as the surviving corporation. In connection with the Merger, FSI changed its name to Lifef/x, Inc. (LifeF/X or the Company) and PTM changed its name to Lifef/x Networks, Inc. For a detailed discussion of this transaction, refer to note 2 - Acquisition of Pacific Title/Mirage, Inc. by Fin Sports U.S.A., Inc.

          LifeF/X, Inc. and its wholly-owned subsidiary, LifeF/X Networks, Inc. have been engaged in the following operations: (1) the development of LifeF/X technology, a mathematically based technology capable of creating photo-realistic computer animation of biological entities, including humans animated in real time, and (2) the non-LifeF/X operations, which provides film title, credits, special effects, digital effects and related services to the motion picture and television industry.

          The Company is a development stage enterprise as defined in Statement of Financial Accounting Standards (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to developing technology. Planned principal operations have commenced, but have not produced LifeF/X technology revenue to date.

          The Company's inception was June 1, 1997 when development of LifeF/X technology commenced, and the Company was formally incorporated on September 11, 1997.

          On September 30, 1997, Mirage Technologies, LP (Mirage) contributed certain of its technologies and net assets to the Company in exchange for 8,000,000 shares of Series A Preferred Stock and 25 shares of common stock. This transaction was accounted for as a reorganization of entities under common control and, accordingly, the assets and liabilities were recorded at their historical cost basis in a manner similar to a pooling of interests. Since there was no historical-cost basis for the technology contributed by Mirage, no value was assigned. The Company assumed net liabilities from Mirage totaling $792,878 that consisted primarily of the fixed assets and expenses related to the LifeF/X development activities of Mirage.

          On October 30, 1997, Safeguard Scientifics, Inc. (Safeguard) invested $8 million in cash in the Company in exchange for 8,000,000 shares of Series B Preferred Stock and 75 shares of common stock. On October 30, 1997, Safeguard converted 320,000 of its Series B Preferred Stock into 320,000 shares of common stock and transferred these shares to an officer of the Company.

          On October 31, 1997, the Company acquired certain assets and liabilities of Pacific Title and Art Studio (PTAS) for net purchase consideration of approximately $15.5 million. The acquisition was accounted for as a purchase and the results of PTAS' operations are included in the results of operations of the Company from the date of acquisition. The aggregate purchase price has been allocated to the assets and liabilities of PTAS based upon their respective fair market values. The

                                      F-7                            (continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                         (A Development Stage Company)

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


          excess of the purchase price over the fair value of net assets acquired was approximately $7.3 million and is being amortized over the expected useful life. Refer to item (f) of note 1 - Summary of Significant Accounting Policies.

          The Company has incurred losses from its inception (June 1, 1997) to date. During this period, Safeguard has loaned the Company significant amounts to support the operations of the business and to finance capital expenditures. In 1999, the Board of Directors decided to concentrate the Company's efforts on LifeF/X development, with primary emphasis on Internet applications and, accordingly, initiated steps to dispose of the non-LifeF/X operations, and thereby reduce cash outflows and raise cash through the sale of non-LifeF/X assets to repay the Company's bank debt. The Company is focusing on development of LifeF/X technology for potential commercial uses with primary emphasis on Internet applications. Therefore, the non-LifeF/X operations have been reflected as a discontinued operation in the accompanying consolidated financial statements for all periods presented. Refer to note 3 - Discontinued Operation and Spin Off Transaction.

     (b)  Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of LifeF/X, Inc. and its wholly-owned subsidiary LifeF/X Networks, Inc. All significant intercompany accounts, intercompany profits and intercompany transactions are eliminated.

     (c)  Cash and Cash Equivalents

          Cash and cash equivalents are comprised of highly liquid investments with original maturities of three months or less.

     (d)  Revenue Recognition

          Revenue related to the Company's discontinued non-LifeF/X operations are from film title and special effects service contracts and are recognized on a percentage-of-completion basis based on costs incurred to estimated total costs to be incurred. Unbilled receivables amount to $576,450 and $1,374,874 as of December 31, 1998 and 1999,
          respectively, and represent revenue that has been earned by the Company, but not yet billed to the customer. All unbilled receivables are related to the discontinued operation and included in net liabilities of discontinued operation - current. Refer to note 3 - Discontinued Operation and Spin off Transaction. Any anticipated losses on contracts are expensed when identified.

          Revenue for continuing operations is expected to be derived from the sale of software products and services of the LifeF/X technology. Revenues will be recognized upon shipment. To date, no LifeF/X technology revenues have been recognized.

     (e)  Property, Plant and Equipment

          Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. All property, plant and equipment are related to the discontinued operation and included in net assets of discontinued operation - long-term. Depreciation of property, plant and equipment is calculated

                                      F-8                           (continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                         (A Development Stage Company)

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


          using the straight-line method over the estimated useful lives of the assets, generally 3 to 15 years or, for leasehold improvements, the term of the lease, if shorter. The Company also utilizes equipment that is subject to operating and capital leases. Refer to note 7 - Commitments. Refer to note 3 - Discontinued Operation and Spin Off Transaction for a discussion of the transfer of all of these lease obligations to PTM Productions, Inc.

     (f)  Excess of Cost over Net Assets Acquired

          The Company continually evaluates the recoverability of goodwill for indication of impairment based on the undiscounted future cash flows from the related business activity. During 1998, the Company assessed the goodwill attributable to its digital effects business and consequently wrote off approximately $1,113,000 which is included in loss on discontinued operation in the accompanying consolidated statements of operations. The remaining excess of cost over net assets acquired is being amortized on a straight-line basis over 20 years. As of December 31, 1999, excess of cost over net assets acquired was $5,202,185, net of accumulated amortization of $1,000,000, which is included in net assets of discontinued operation - long-term.

     (g)  Research and Development Costs

          Research and development costs related to designing, developing and testing the LifeF/X and other technologies are charged to expense as incurred.

     (h)  Income Taxes

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes reflect the impact of "temporary differences" between assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

     (i)  Concentration of Credit Risk

          Substantially all of the Company's past business activity has been related to its discontinued operation, primarily customers in the motion picture and television industry located in Southern California. The Company performs ongoing credit evaluations of its customers but does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. Although the Company does not currently foresee credit risk associated with its receivables in excess of amounts provided for in the allowance for doubtful accounts, repayment is dependent upon, among other things, the financial stability of its customers and the industry and geographic location in which the Company operates.

          One customer represented approximately 21% of the Company's 1999 net revenue related to the discontinued operation, and two customers represented approximately 40% and 14% of the Company's accounts receivable as of December 31, 1999, which is included in net liabilities of discontinued operation - current.

                                      F-9                            (continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                         (A Development Stage Company)

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


     (j)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (k)  Accounting for Stock Options

          The Company accounts for stock option grants under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which permits the use of the intrinsic-value method for grants to employees in accordance with Accounting Principles Board
          (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

     (l)  Earnings (Loss) per Share

          Basic earnings (loss) per share is computed by dividing net income
          (loss) available to common shareholders by the weighted average number of common shares outstanding during the period in accordance with SFAS No. 128, "Earnings Per Share." Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings (loss) per share is computed similarly to fully diluted earnings (loss) per share pursuant to APB Opinion No. 15.

          There were 1,514,835 and 5,529,375 common stock options outstanding at December 31, 1998 and 1999, respectively, and 27,951,312 warrants to purchase shares of common stock at December 31, 1999 which were not included in the computation of diluted loss per share because the impact would have been antidilutive.

     (m)  Long-Lived Assets

          The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. All long-lived assets are included in net assets of discontinued operation - long-term. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted operating cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

          In March 1999, the Company reviewed its long-lived assets in light of operating losses that the Company continued to recognize. The future undiscounted cash flows were compared to the net carrying value of the related assets. The future undiscounted cash flows were not sufficient to recover the net carrying value of the assets, and a $1.4 million impairment charge was recorded by the Company and is included in the loss on discontinued operation in the year ended December 31, 1999. Refer to note 3 - Discontinued Operation and Spin Off Transaction.

                                      F-10                           (continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                         (A Development Stage Company)

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


     (n)  Other Comprehensive Income (Loss)

          On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income
          (loss) consists of net income (loss) and net unrealized gains (losses) on securities and is presented in the statements of shareholders' equity and comprehensive income (loss). The statement requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations. The Company does not have any transactions or other economic events that qualify as other comprehensive income (loss) as defined under SFAS No. 130. As such, net income (loss) equaled comprehensive income (loss) for all periods.

     (o)  Segment Reporting

          In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes a standard for the way public business enterprises are to report selected information about operating segments. The determination of an entity's operating segments is based upon a management approach, including the way management organizes the segment within the enterprise for making operating decisions and assessing performance. Management currently reviews financial data at the highest level, the commercial application of LifeF/X technology and film title and special effects services (non-LifeF/X operations). Therefore, under the management approach of SFAS No. 131, there are two operating segments, one of which is treated as a discontinued operation. Refer to note 3 - Discontinued Operation and Spin Off Transaction.

(2)  Acquisition of Pacific Title/Mirage, Inc.
     by Fin Sports U.S.A., Inc.

     On December 14, 1999, Fin Sports U.S.A., Inc. acquired all of the outstanding capital stock of PTM through the merger of a wholly owned subsidiary of FSI with and into PTM, with PTM as the surviving corporation. Since the shareholders of PTM received the majority voting interests in the combined company, PTM is the acquiring enterprise for financial reporting purposes. The transaction was recorded as a reverse acquisition using the purchase method of accounting whereby equity of PTM was adjusted for the fair value of the acquired tangible net assets of the wholly owned subsidiary of FSI.

     Because PTM is the acquirer for accounting purposes, the consolidated financial statements presented at December 31, 1998 and for the period from June 1, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998 are therefore those of PTM, not FSI. In addition, the operating results for the period January 1, 1999 through the date of the transaction, December 14, 1999, reflect those of PTM, not FSI. Operating results thereafter reflect the combined operations of PTM and FSI.

                                      F-11                           (continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                         (A Development Stage Company)

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


     The operating results reflected in the accompanying consolidated financial statements do not include FSI's operating activities prior to December 14, 1999, the date of the Merger. The following summarized pro forma information assumes the Merger occurred on June 1, 1997 (inception), January 1, 1998 and January 1, 1999, respectively:


                                                          Period from
                                                         June 1, 1997
                                                          (inception)
                                                            through                Years ended December 31,
                                                          December 31,         --------------------------------
                                                              1997                  1998             1999
                                                      -------------------      ---------------    -------------
       Revenue                                        $            --                    --                --
       Loss from continuing operations                       (658,352)           (1,447,033)      (17,167,322)
       Loss per share from continuing operations                 (.05)                 (.11)            (1.29)
       Weighted average shares outstanding                 12,999,917            12,999,917        13,295,807

In December 1999, prior to the Merger, Savage Holdings, Inc. (SHI), a consultant, entered into an option agreement with Duane Jenson (Jenson), principal shareholder of FSI for services rendered to Jenson for the benefit of FSI. Pursuant to the terms of the option agreement, Jenson granted to SHI an option to receive 64% of any proceeds from the sale of FSI common stock owned by Jenson. The option exercise price was $500,000 and the option was exercisable only during the ten-day period immediately following the Merger.

After the Merger, SHI exercised this option. SHI has no voting rights or any other rights of a common shareholder. Jenson deposited shares of FSI common stock equal to 64% of his holdings into an escrow account. FSI ascribed a value of $3.1 million to this option at the date of grant and accordingly, FSI recognized a charge to its results of operations, prior to the Merger.



                                      F-12                          (continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                         (A Development Stage Company)

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999

(3)  Discontinued Operation and Spin Off Transaction

     As discussed in note 1 - Summary of Significant Accounting Policies, the Company's Board of Directors decided to dispose of the non-LifeF/X operations in March 1999 and the Company has accounted for the non-LifeF/X operations as a discontinued operation.

     The condensed operating results of the discontinued operation are as follows:


                                                          Period from
                                                          June 1, 1997
                                                          (inception)
                                                            through               Years ended December 31,
                                                          December 31,         --------------------------------
                                                              1997                  1998             1999
                                                      -------------------      -------------      -------------
       Revenue                                        $     2,971,759            21,633,151          14,059,769
       Loss from discontinued operation, including
        $1,400,000 impairment charge in 1999                 (369,658)           (4,060,980)         (3,002,332)
       Loss on disposal, including $7,449,874 for
        operating losses from measurement date
        until December 31, 1999 and $2,500,000
        for losses for the remaining disposal
        period                                                     --                    --        (15,549,874)
                                                      ===================      ==============     =============

The accrued liability for estimated operating losses of the discontinued operation for the period from January 1, 2000 to the date of the spin-off, March 20, 2000, include: (1) estimated fees payable to the bank of approximately $200,000 related to the restructured bank facility (note 4) and,(2) a charge of approximately $800,000 related to modification of terms of certain stock options held by employees of the discontinued operation (note 6).

     The net assets (liabilities) of the discontinued operation are summarized as follows:

                                                                                           December 31,
                                                                          --------------------------------------------
                                                                                   1998                     1999
                                                                          -------------------      -------------------
     Current assets                                                       $      3,530,391                4,728,178
     Current portion of long-term bank debt (note 4)                            (1,600,000)              (4,666,667)
     Bank line of credit (note 4)                                               (2,550,000)              (2,484,000)
     Short-term notes payable to related party (note 9)                                 --               (2,775,000)
     Current liabilities - other                                                (1,967,039)              (1,900,883)
     Accrued liability for estimated operating losses of discontinued
      operation for remaining disposal period                                           --               (2,500,000)
                                                                          -------------------      -------------------
     Net liabilities of discontinued operation - current                  $     (2,586,648)              (9,598,372)
                                                                          ===================      ===================

                                      F-13                          (continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


                                                                                       December 31,
                                                                       --------------------------------------------
                                                                              1998                       1999
                                                                       -------------------      -------------------
     Property, plant and equipment, net                                $      8,962,970                7,287,839
     Excess of cost over net assets acquired, net                             5,502,185                5,202,185
     Other assets                                                               115,325                   42,400
     Long-term bank debt, net of current portion (note 4)                    (4,666,667)                      --
     Other long-term debt to related parties (note 9)                          (570,497)                (980,692)
     Long-term liabilities - other                                           (1,199,619)              (1,500,031)
     Accrued loss on disposal of discontinued operation                              --               (5,600,000)
                                                                       ----------------         ----------------
          Net assets of discontinued operation - long-term             $      8,143,697                4,451,701
                                                                       ================         ================


     Subsequent to year end, the Company sold all of its non-LifeF/X assets and liabilities (collectively, the "Spin Off Assets and Liabilities") detailed above to PTM Productions, Inc. (PTM Productions), an entity owned by the pre-Merger PTM stockholders. The Spin Off Assets and Liabilities consist primarily of the assets and liabilities relating to PTM's Optical Division, Scanning and Recording Division and now defunct Digital Division, including: certain leased and owned real property, outstanding bank debt and certain debt owed to Safeguard for loans made by Safeguard to PTM during the period between October 1, 1999 and the consummation of the spin off transaction (the Post September 30 Debt).

     All the Spin Off Assets and Liabilities were transferred to PTM Productions following year end. Neither the Company nor its stockholders will be entitled to any beneficial interest in the Spin Off Assets and Liabilities. At the date of the spin off transaction, the liabilities of the non-LifeF/X operations exceeded the assets of the non-LifeF/X operations, and as a result, the Company will record additional paid-in capital to the extent liabilities assumed by PTM Productions exceed net assets transferred to PTM Productions.

     In connection with the spin off transaction, the Company obtained consents from a number of third parties, including its bank lender, which holds a lien covering all of its assets, including the LifeF/X technology. Assets relating to the LifeF/X technology were released in conjunction with the spin off. As part of the spin off transaction, the Company transferred this bank debt to PTM Productions and Safeguard has agreed to indemnify the Company from and against any and all losses and liabilities relating to or arising from the bank debt. In addition, in connection with the spin off transaction, PTM Productions and Safeguard have provided certain indemnities to the Company for the Spin Off Assets and Liabilities. In consideration for the Safeguard indemnification, subject to any senior liens, Safeguard has been granted a security interest in the Spin Off Assets and Liabilities and will be entitled to any excess operating proceeds or sale proceeds from the Spin Off Assets and Liabilities to secure repayment of the Post September 30 Debt and reimbursement of indemnification amounts paid by Safeguard to the Company.

     In addition to the Safeguard indemnity described above, Safeguard will indemnify the Company for shortfalls in the day-to-day operating expenses of the Optical and Scanning and Recording Divisions under contracts and other arrangements entered into in the ordinary course of business of such Divisions, but not

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


     for claims, losses or liabilities outside the ordinary course of the day-to-day operations of these Divisions or any other unusual claims or liabilities including, without limitation, any disputes, litigation or other proceedings whether arising under contracts or other arrangements entered into in the ordinary course or otherwise, claims by present or former employees and claims relating to any sale or transfer (whether or not consummated) of any or all of the Spin Off Assets and Liabilities.

     Neither PTM Productions nor Safeguard will indemnify the Company for any losses or liabilities relating to any Spin Off Assets and Liabilities to the extent they are actually used in the LifeF/X business.


(4)  Long-Term Bank Debt and Lines of Credit

     The Company has a $3,000,000 revolving credit facility with a bank that has been extended until May 29, 2000. Borrowings under the credit facility bear interest, which is payable monthly, at prime (7.75% at December 31, 1998 and 8.5% at December 31, 1999) plus .25%. There was $2,550,000 and $2,484,000 outstanding on the credit facility at December 31, 1998 and 1999, respectively, which is included in net liabilities of discontinued operation- current. The credit facility is collateralized by accounts receivable and a $2,000,000 guarantee by Safeguard.

     The Company's term loan agreement and revolving credit facility contain various covenants related to financial ratios, minimum levels of net worth and other limitations. The Company was in compliance with these covenants through October 31, 1998. The Company was not in compliance with certain financial covenants as of December 31, 1998. Notwithstanding the fact that the Company has not been in compliance since December 31, 1998, the bank, based on the continued support provided by Safeguard and the timeliness of the Company's scheduled loan payments, has not declared any defaults or pursued any remedies against the Company to date. Refer to note 3 - Discontinued Operation and Spin Off Transaction, for a discussion of Safeguard's indemnification obligations. As of December 15, 1999, the Company entered into a consent letter with the bank pursuant to which the bank agreed, subject to certain terms and conditions (including an increase in principal payments as noted below), to extend the repayment of the credit facility to February 29, 2000 and which has subsequently been extended to May 29, 2000 through a forbearance agreement with the bank.


     The following is a summary of long-term bank debt included with assets (liabilities) of discontinued operation. Refer to note 3 - Discontinued Operation and Spin Off Transaction:

                                                                                          December 31,
                                                                          -----------------------------------------
                                                                                  1998                    1999
                                                                          -------------------     -----------------
     Term loan with bank                                                  $      6,266,667               4,666,667
       Less current portion                                                      1,600,000               4,666,667
                                                                          ----------------        ----------------

                Long-term debt, net of current portion                    $      4,666,667                      --
                                                                          ================        ================

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


     Under the original term loan agreement, the term loan was payable in 60 monthly principal installments through November 2002 of $133,333 plus interest at prime (7.75% at December 31, 1998 and 8.5% at December 31,
     1999) plus .25%. In December 1999, the Company agreed to increase the principal payments to $158,333 per month from January 2000 through February 2000 and $183,333 per month until November 2002. On March 20, 2000, the Company entered into a restructure agreement with the bank that allowed the Company to extend repayment of the amounts outstanding under its line of credit to May 29, 2000 and obtained a forbearance with respect to the debt covenants from the bank on the long-term debt through May 29, 2000. However, there is no assurance that the bank will extend the term past May 29, 2000. Therefore, all of the term debt has been classified in net liabilities of discontinued operation -current, in the December 31, 1999 consolidated financial statements. The term loan is secured by all assets of the Company's discontinued operation (excluding equipment subject to capitalized leases). In connection with this restructure agreement, the Company agreed to reimburse the bank for certain legal fees incurred, estimated at $100,000 and Safeguard has agreed to transfer warrants to purchase LifeF/X common stock at an exercise price of $0.01 per share to the bank valued at $100,000. Such amounts have been included in accrued liability for estimated operating losses of discontinued operation.


(5)  Shareholders' Equity

     Prior to the Merger, the Company had 20,000,000 shares of Preferred Stock authorized, with 8,000,000 shares of Series A Preferred Stock and 7,680,000 shares of Series B Preferred Stock outstanding. All of the shares of the Series B Preferred Stock and 1,760,000 shares of the Series A Preferred Stock were owned by Safeguard. In conjunction with the Merger, the Series A Preferred Stock was converted into LifeF/X Common Stock using a conversion factor of 1.0937432, resulting in the issue of 8,749,846 shares. The Series B Preferred Stock was converted into LifeF/X Common Stock using a conversion factor of .2856811467, resulting in the issue of 2,194,031 shares. In addition, the Series B Preferred Stock converted into warrants to purchase LifeF/X common stock at an exercise price of $.01 per share using a conversion factor of .8080621094, resulting in the issue of 6,205,917 warrants to Safeguard.

     Effective upon the Merger, Safeguard converted $14,086,837 of PTM debt and accrued interest thereon of $761,837 owed to Safeguard into the right to receive warrants for 3,997,500 shares of LifeF/X common stock. The warrants have a term of ten years (expiring December 2009) and are exercisable beginning December 14, 2000 (one year after the Merger), at an exercise price of $.01 per share subject to certain early exercise events specified in the warrants.

     In connection with the Merger, warrants for 11,725,000 PTM shares held by Safeguard prior to the Merger carried forward on a share-for-share basis as warrants for LifeF/X common stock. The warrants have a term of ten years (expiring December 2009) and are exercisable beginning December 14, 2000 (one year after the Merger), subject to certain early exercise events specified in the warrants. 50% of the warrants held by Safeguard were carried forward as warrants to purchase 5,862,500 shares of LifeF/X common stock at an exercise price of $2.50 per share and the remaining 50% to purchase 5,862,500 shares of LifeF/X common stock at $5.00 per share. In addition, Safeguard received warrants to purchase 5,862,500 shares of LifeF/X common stock at an exercise price of $6.00 per share.

     Upon issuance, the Company estimated the fair value of the warrants using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 60%, and a

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999

     weighted-average expected life of the warrants of seven years. The range of values assigned to the warrants was $1.94 to $3.00 per share, and the total value assigned was $23,389,176. The value assigned to the warrants, less the $14,086,837 in debt and accrued interest converted, amounted to $9,302,339, which was recorded as additional paid-in capital and as additional interest expense during the year ended December 31, 1999.

     Concurrently with the Merger, LifeF/X, Inc. initiated a private placement offering for $18 million through the sale of 6,000,000 units at $3.00 per unit to certain investors. Each unit consisted of (i) one share of common stock and (ii) a warrant to purchase .01 share of common stock at $7.50 per share, exercisable pursuant to the holder's put right, all on certain terms and conditions.

     The private placement occurred in two stages. The first portion of the placement closed in December 1999 and the Company received the proceeds relating to 2,983,000 units. The second portion of the placement closed in February 2000 at which time Company received the balance of the proceeds relating to 3,017,000 units. At December 31, 1999, the balance sheet reflects $9,051,000 in escrow funds and cash from stock subscriptions which had been received but not yet paid to the Company. Subsequent to year end, the funds in escrow were released to the Company.

     At December 31, 1999, the Company had unit subscriptions for $579,000 which were funded subsequent to year end. These are reflected as common stock subscribed in the shareholders' equity section of the consolidated balance sheet. The costs of the offering amounted to $1,157,956 and were deducted from additional paid-in capital, offsetting the gross proceeds of the offering.

     Safeguard purchased 333,333 units of the offering for $1,000,000 ($3.00 per unit), receiving 333,333 shares of common stock and related warrants for the purchase of 3,333 shares.

     Refer to note 2 - Acquisition of Pacific Title/Mirage, Inc. by Fin Sports U.S.A., Inc., for a discussion of the acquisition of all of PTM's capital stock by FSI in conjunction with the Merger in December 1999.

(6)  Stock Option Plan

     PTM had a stock option plan (the 1997 Compensation Plan) which provided for the grant to PTM employees of incentive stock options and for the grant of nonstatutory stock options, stock awards or restricted stock to PTM employees, directors and consultants. Effective upon the Merger, this stock option plan was terminated and LifeF/X, Inc. adopted the 1999 Long-Term Incentive Plan (the Plan) with terms substantially similar to those of the PTM plan. The new Plan reserves up to 5,529,375 shares of LifeF/X common stock for issuance under the Plan. Following the adoption of the new plan, LifeF/X, Inc. assumed the obligations of outstanding options granted to PTM employees under the PTM plan.

     These outstanding option obligations included an option grant to Lucille Salhany (the Chief Executive Officer, Co-President and a director of the Company) for 1,952,459 shares of common stock (after adjusting for the conversion from PTM shares to FSI shares). The options are exercisable at $1.50 per share (as adjusted). 20% of the options vested at the date of grant and the balance of the options vest on a quarterly basis over two years. For financial reporting purposes, the Company has recorded deferred stock compensation of $2,928,689 during the year ended December 31, 1999, representing the difference between the exercise price and the fair value of the Company's common stock on the grant date. This amount is being amortized by a charge to operations ratably over the two year vesting period. Such amortization expense amounted to $656,541 for the year ended December 31, 1999. In addition, the

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


     Company recognized $25,950 of compensation expense for options granted to a non-employee, representing the fair value of such options on the grant date.

     In addition, in connection with the Merger, LifeF/X, Inc. granted options to various employees subject to vesting schedules. Nonstatutory stock options granted must be at least 85% of fair market value at grant date. Outstanding options under the Plan vest in varying increments and expire on or before the 10th anniversary of the grant date or upon earlier termination.

     Restricted stock purchase options may be subject to vesting contingencies or other specified conditions.

     The following table summarizes stock option activity for the period from June 1, 1997 (inception) through December 31, 1997 and for the two years ended December 31, 1999, (as adjusted for the conversion of PTM shares to LifeF/X shares at a factor of 1.0937432 LifeF/X shares per PTM share): All option grants (except the 1,952,459 options granted to Lucille Salhany as described above), were at exercise prices which approximated or exceeded the fair market value of the underlying common stock at the date of grant.

                                                                                                            Weighted-
                                                                                                             average
                                                                                     Number of            exercise price
                                                                                      shares                 per share
                                                                               -------------------      -------------------
     Balance at December 31, 1997                                                               --      $                --

     Granted                                                                             1,514,835                      .91
                                                                               -------------------      -------------------

     Balance at December 31, 1998                                                        1,514,835                      .91

     Granted                                                                             4,788,362                     2.39

     Canceled                                                                             (773,822)                    (.91)
                                                                               -------------------      -------------------

     Balance at December 31, 1999                                                        5,529,375      $              2.19
                                                                               ===================      ===================

     Reserved for future issuance at December 31, 1999                                          --
                                                                               ===================

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


     If the Company had elected to recognize compensation cost based on the fair value at the date of grant, consistent with the method as prescribed by SFAS No. 123, "Accounting for Stock Based Compensation," loss from continuing operations before discontinued operation for the years ended December 31, 1998 and 1999 would have changed to the pro forma amount indicated below:

                                                                             1998              1999
                                                                     -----------------------------------

                    Loss from continuing operations:
                        As reported                                  $     (1,444,354)      (14,064,569)
                        Pro forma                                          (1,832,000)      (15,465,000)

                        Basic and diluted loss per
                         share from continuing
                         operations - pro forma                                 (5.23)           (12.18)
                                                                     ==================================

     The fair value of options granted during 1999 was determined using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.5%, dividend yield of 0%, expected volatility of 60% and an expected life of 5 years. At date of grant, the fair value of the stock options ranged from $1.73 to $2.19 per option in 1999. The fair value of options granted during 1998 was determined using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.0%, dividend yield of 0%, expected volatility of 0% and an expected life of 5 years. At date of grant, the fair value of the stock options was $.28 per option in 1998.

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                    Options outstanding
     -----------------------------------------------------------------------------------------------------------------------------
                                                     Weighted-
                                                     average                Weighted-                               Weighted-
            Range of                                remaining               average                                 average
            exercise              Number           contractual              exercise             Number             exercise
             prices            outstanding             life                  price             exercisable            price
        --------------     ------------------    ------------------    ------------------    ----------------    ------------------
        $       .91                741,013            8.3 years        $      .91                 522,491         $      .91
               1.50              1,952,459            9.9 years              1.50                 437,694               1.50
               3.00              2,835,903            9.9 years              3.00                 310,958               3.00
                           ---------------                                                   ------------
                                 5,529,375                                                      1,271,143
                           ===============                                                   ============

     On March 15, 2000, the Company increased the LifeF/X common stock reserved for the Plan from 5,529,375 shares to 7,981,850 shares and granted an additional 219,023 options to employees at an exercise price equal to the fair value of the Company's common stock at the grant date. The Company's Board of Directors accelerated the vesting of certain stock options and made other modifications to the Plan for options held by employees of the discontinued operation that will no longer be LifeF/X employees after the date of the spin-off. The Company has accounted for this modification of terms and the increase in the intrinsic value of these stock options, which totaled approximately $800,000. Such amounts have been included in the accrued liability for estimated operating losses of the discontinued operation.

(7)  Commitments

     The Company has an exclusive, worldwide, perpetual license and support agreement for the use of certain continuum modeling technology in commercial applications, excluding professional, medical, engineering and scientific applications. The license requires quarterly license fees and development payments to be made to the licensor. These payments total approximately $500,000 per year through October 31, 2002. The Company has the option to extend the agreement for one or more additional one-year terms for an annual development fee of $200,000 (subject to adjustments for inflation).

     The Company conducts a portion of its discontinued operation in a leased facility under a lease expiring in 2007 and leases certain machinery and equipment under operating leases expiring at various dates through 2003. Rent expense on the facility and operating lease expense of its discontinued operation during disposal period is included in the provision for loss on disposal of discontinued operation. The Company is obligated under various capital leases for computer hardware and software equipment that expire at various dates during the next three years.

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999

   Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and lease payments for real estate, as well as future minimum capital lease payments as of December 31, 1999, including leases related to its discontinued operation, are as follows:

                                                                             Capital            Operating
                                                                              leases              leases
                                                                          ---------------    ---------------
     Year ending December 31:
      2000                                                               $        476,696          2,707,490
      2001                                                                        368,975          1,467,445
      2002                                                                        224,964            620,820
      2003                                                                         12,435            657,178
      2004                                                                          8,438            655,889
      Thereafter                                                                       --          2,222,740
                                                                          ---------------    ---------------
                 Total minimum lease payments                                   1,091,508   $      8,331,562
                                                                                             ===============
      Less amount representing interest                                           211,465
                                                                          ---------------
                 Present value of minimum capital lease payments                  880,043

      Less current installments of obligations under capital leases,
        included in net assets of discontinued operation - current                373,639
                                                                          ---------------
                 Obligations under capital leases, excluding current
                   installments, included in net assets of discontinued
                   operation - long-term                                 $        506,404
                                                                          ===============

     Total future minimum lease payments under the operating lease relating to the facility lease were $5,137,982.

     Facility rent expense and operating lease payments for the period ended December 31, 1997 (seven months) and for the years ended December 31, 1998 and 1999 was approximately $111,000, $2,596,000 and $3,342,000, respectively, which is included in loss from discontinued operation.

(8)  Income Taxes

     The provision for income taxes consists of minimum franchise taxes for the state of California.

     The difference between the Company's U.S. Federal statutory income tax rate of 34%, as well as its state and local rate, net of a Federal benefit, when compared to its effective rate of zero is principally comprised of its valuation allowance.

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


The components of the net deferred tax asset at December 31, 1998 and 1999 are presented below:

                                                                                     December 31,
                                                                          ----------------------------------
                                                                               1998               1999
                                                                          ---------------    ---------------
Deferred tax assets:
 Net operating losses                                                    $        793,497          6,081,024
 Credit carryforwards                                                              71,383            105,383
                                                                          ---------------    ---------------

       Gross deferred tax assets                                                  864,880          6,186,407

 Less valuation allowance                                                        (864,880)        (6,186,407)
                                                                          ---------------    ---------------
      Deferred tax assets, net of valuation allowance                    $             --                 --
                                                                          ===============    ===============

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Due to the uncertainty as to whether the Company will realize the benefits of these deductible temporary differences, a full valuation allowance has been established as of December 31, 1998 and 1999.

     At December 31, 1999, the Company has net operating loss carry forwards for federal tax reporting purposes of approximately $17,000,000 which expire at various dates, primarily in years 2012 through 2019. The Company has research and experimentation credit carry forwards of approximately $105,000, which expire in 2019.

     The net operating loss and credit carryforwards may be subject to certain limitations due to changes in ownership, which may inhibit the Company's ability to use these carryforwards in the future.

(9)  Related Party Transactions

     (a)  Management Fees

          In connection with the initial capitalization of the Company discussed in note 1 - Summary of Significant Accounting Policies, Mirage contributed certain assets to the Company which included certain patent applications. The Company entered into an administrative services support agreement with Mirage which provides for a fee of $25,000 per month beginning November 1997. The agreement will expire on the earlier of October 31, 2002 or six months after a sale of the Company. The total amount owed to Mirage as of December 31, 1998 and 1999 was $246,000 and $445,000, respectively, which has been included in net assets of discontinued operation - long-term as of December 31, 1998 and 1999. Subsequent to year end, the agreement was cancelled and Mirage agreed to forgive the accrued management fee of $445,000.

          On October 31, 1997, the Company entered into an administrative services agreement with Safeguard effective January 1, 1998 that provided for a monthly fee to Safeguard of 1.5% of net revenues subject to minimum and maximum annual payments of $100,000 and $600,000, respectively. This agreement has an initial term through December 31, 2002 and will continue thereafter unless terminated by either party. The agreement has been renegotiated to provide for a minimum annual payment of $50,000 for the year 2000, and will revert to the above schedule thereafter. The agreement will terminate early if the Company is sold. The total amount owed to Safeguard as of December 31, 1998 and 1999 was $324,497 and $535,692, respectively. Safeguard has agreed not to require payment for at least the next 12 months. The liability as of December 31, 1999 has been transferred to PTM Productions and has been included in net assets of discontinued operation - long-term as of December 31, 1998 and 1999 as it is related to the discontinued operation. All future amounts accruing under this contract after December 31, 1999 are related to the continuing operations and will be paid by the Company.

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999

(b)  Safeguard

     Short-term notes payable to Safeguard consist of the following:

                                                                                     December 31,
                                                                          ----------------------------------
                                                                                1998               1999
                                                                          ---------------    ---------------
     Notes payable to Safeguard, payable on demand at an annual interest rate of prime (7.75% and 8.5% at December 31, 1998 and 1999,
      respectively) plus 1%, with interest payable monthly               $      1,000,000          2,775,000

     Demand note payable to Safeguard, payable upon demand, at an annual interest rate of prime (7.75% at December 31, 1998), plus 1%,
      payable at maturity                                                         700,000                 --
                                                                         ----------------    ---------------

                                                                        $       1,700,000          2,775,000
                                                                         ================    ===============

     The note payable balance at December 31, 1999 of $2,775,000 reflected above, represents Post September 30 Debt that is included in the Spin Off Assets and Liabilities transferred to PTM Productions subsequent to year end as discussed in note 3 - Discontinued Operation and Spin Off Transaction. Therefore, at December 31, 1999 this item was included in the net liabilities of discontinued operation - current.

     Long-term notes payable to Safeguard consist of the following:

                                                                                    December 31,
                                                                         -----------------------------------
                                                                               1998               1999
                                                                         ----------------    ---------------
     Term note payable to Safeguard, interest payable monthly at the prime rate (7.75% at December 31, 1998), due the earlier of an
      initial public offering, sale of the Company or March 2001        $         600,000                 --

     Term note payable to Safeguard, interest payable monthly at the prime rate (7.75% at December 31, 1998), due the earlier of an
      initial public offering, sale of the Company or March 2001                1,500,000                 --
                                                                         ----------------    ---------------

                                                                        $       2,100,000                 --
                                                                         ================    ===============

     In March 1998, in conjunction with granting of a $1.5 million loan and a payment of $6,000, Safeguard was issued a warrant to purchase 600,000 shares of PTM common stock at an exercise price of $2.50 per share at any time between April 1, 1998 and April 2, 2005. As of the issuance date, the warrant was estimated to have a nominal fair value.

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


     In November 1998, in conjunction with the receipt of a note payable for $1.0 million, the Company issued a warrant to Safeguard to purchase 750,000 shares of the Company's common stock at an exercise price of $2.00 per share. This warrant had an expiration date of November 30, 2005. As of the issuance date, the fair value of the warrant was nominal.

                                                                     (Continued)

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999

        From January 1999 through September 1999, Safeguard provided unsecured loans to PTM totaling $9.5 million at an interest rate of prime plus 1%. The principal plus the accrued interest was payable on demand. In conjunction with these unsecured loans, the Company issued additional warrants to Safeguard to purchase 10,375,000 shares of common stock at an exercise price of $1.00 per share, bringing the total warrants outstanding to 11,725,000. These warrants had expiration dates ranging from February 2006 through August 2006.

        Upon issuance, the Company estimated the fair value of the warrants using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock ranging from 20% to 60%, depending on the grant date, and a weighted-average expected life of the warrants of seven years. The range of values assigned to the warrants was $0.01 to $0.66 per share, and the total value assigned was $1,462,383. This amount was recorded as additional paid-in capital and as interest expense during the year ended December 31, 1999.

        In connection with the Merger, the warrants for 11,725,000 PTM shares held by Safeguard prior to the Merger carried forward on a share-for-share basis as warrants for common stock of LifeF/X. The warrants have a term of ten years (expiring December 2009), and are exercisable beginning December 14, 2000 (one year after the Merger), subject to certain early exercise events specified in the warrants. 50% of the PTM warrants held by Safeguard were carried forward as warrants to purchase 5,862,500 shares of LifeF/X common stock at an exercise price of $2.50 per share and the remaining 50% to purchase 5,862,500 shares of LifeF/X common stock at $5.00 per share. In addition, Safeguard received warrants to purchase 5,862,500 shares of LifeF/X common stock at an exercise price of $6.00 per share.

        The total number of shares of LifeF/X common stock that are subject to exercise under the warrants held by Safeguard after the Merger amounts to 27,794,250 shares of LifeF/X common stock.


(10) 401(k) Plan

     The Company has a retirement plan under Section 401(k) of the Internal Revenue Code (the Plan). The terms of the Plan provide that employees over 21 years of age who have completed at least six months of employment are eligible to participate in the Plan. Contributions to the Plan by the employees are set aside in a separate trust. The Company makes matching contributions at 25% of the first 6% of each employee's contribution and may discontinue matching contributions at any time. For the period ended December 31, 1997 (seven months) and the years ended December 31, 1998 and 1999, the Company made contributions to the Plan of approximately $12,000, $93,000 and $85,000, respectively.

(11) Severance Obligation

     Certain of the Company's employees are covered under a collective bargaining agreement, under which the Company must provide for severance payments to be paid to these employees based on qualified years of service. The Company has a severance liability recorded of $523,199 and $517,071 at December 31, 1998 and 1999, respectively, which has been included in net assets of discontinued operation - long-term.

                         LIFEF/X, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                          December 31, 1998 and 1999


(12) Contingencies

     The Company is involved in legal proceedings with outside parties involving routine business matters. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

                                 LIFEF/X, INC.





                            _______________________

                                   PROSPECTUS
                            _______________________

                                    PART II

Item 24.  Indemnification of Directors and Officers

     The Company's Articles of Incorporation includes provisions which limit the liability of our directors. As permitted by applicable provisions of the Nevada Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the Company or our stockholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the Company or our stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the Company or our stockholders, or that show a reckless disregard for duty to the Company or our stockholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the Company or our stockholders, or (iii) based on transactions between the Company and our directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of Nevada Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission. In addition, the Company has granted contractual indemnification rights to (a) its director, Robert Verratti, pursuant to an indemnification agreement dated as of December 14, 1999, (b) its director Ian Hunter pursuant to his consulting agreement and (c) its executive officers Lucille Salhany, Michael Rosenblatt and Serge Lafontaine pursuant to their respective employment agreements.

     The Company has been advised that it is the position of the Commission that insofar as the provision in the Company's Articles of Incorporation, as amended, may be invoked for liabilities arising under the Securities Act, the provision is against public policy and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution

     The estimated expenses for the issuance and distribution of the Common Stock registered hereby, other than underwriting commissions, fees and Representative's nonaccountable expense allowance are set forth in the following table:


ITEM                                                               AMOUNT
----                                                             --------
SEC Registration Fee.......................................      $129,434
Transfer Agent Fees........................................           500
Legal Fees.................................................        70,000
Accounting Fees............................................        50,000
Printing and Engraving Costs...............................        15,000
Miscellaneous..............................................        10,000
                                                                 --------
                                                        Total    $274,934
                                                                 ========

Item 26.  Recent Sales of Unregistered Securities


     The following is information for all securities that the Company has sold within the past three years without registering the securities under the Securities Act:

     In order to raise capital, the Company executed a private placement for up to $18 million of the Company's units at a price of $3.00 per unit. Each unit consisted of one share of the Company's common stock and a warrant to purchase
 .01 shares of the Company's common stock at an exercise price of $7.50 per share. The private placement was fully subscribed and we received all funds. By December 31, 1999, the Company or its escrow agent had received over $17,000,000 in proceeds from the private placement. The Company issued 6,000,000 shares of Common Stock and warrants for 60,003 shares of Common Stock at two closings, which occured on December 14, 1999 and February 2, 2000. All shares of common stock and warrants sold in the private placement are being registered pursuant to this Registration Statement.

Item 27.     Exhibits

EXHIBIT
NUMBER       DESCRIPTION
-------      -----------
 2.1          Agreement and Plan of Merger by and among Fin Sports U.S.A., Inc.,
              PTM Acquisition Corp. and Pacific Title/Mirage, Inc. dated
              December 14, 1999 (incorporated by reference to Form 8-K filed by
              Lifef/x, Inc. on December 15, 1999)

 3.1          Amendment to Bylaws of Fin Sports U.S.A., Inc.

 3.2          Articles of Incorporation of Lifef/x, Inc. (to be filed by amendment)

 3.3          Bylaws of Lifef/x, Inc. (to be filed by amendment)

 4.1          Registration Rights Agreement Dated December 14, 1999

 4.2          Fin Sports U.S.A., Inc. Subscription Agreement (Revised November
              24, 1999)

 5.1          Legal Opinion of Branden T. Burningham, Esq.

10.1          Employment Agreement dated December 1, 1999 re:  Serge LaFontaine

10.2          Employment Agreement dated December 1, 1999 re: Michael Rosenblatt

10.3          Employment Agreement dated December 1, 1999 re:  Lucille Salhany

10.4          Consulting Agreement dated January 4, 2000 re:  Ian Hunter

10.5          Lifef/x, Inc. 1999 Long Term Incentive Plan including Amendment

10.6          Technologies License, Development, Consulting and Collaboration
              Agreement between Auckland UniServices Limited and Pacific
              Title/Mirage, Inc. effective as of November 1, 1997 (to be filed by amendment; confidential treatment to be applied for)

10.7          Indemnification Agreement dated December 14, 1999

10.8          Security Agreement dated March 20, 2000

10.9          Assignment and Assumption Agreement dated December 14, 1999

10.10         General Bill of Sale, Assignment and Assumption Agreement dated
              March 20, 2000

10.11         Software License Agreement dated March 20, 2000

10.12         Indemnification Agreement dated December 14, 1999 re: Robert
              Verratti

10.13         Lock-Up/Leak-Out Agreement dated December 14, 1999

10.14         Massachusetts Office Lease dated March 16, 2000

16.1          Letter of Mantyla McReynolds, a Professional Corporation dated
              December 7, 1999 (incorporated by reference to Form 8-K filed by
              Lifef/x, Inc. on December 15, 1999)

21.1          Subsidiaries of Registrant

23.1          Consent of KPMG LLP

23.2          Consent of Branden T. Burningham, Esq. (included in Exhibit 5.1)

24.1          Power of Attorney (included in the Signature Page - II-5)

24.2          Certified Resolutions of the Board of Directors Authorizing Signature
              of the Lifef/x SB-2 Registration Statement dated March 21, 2000 by Power of
              Attorney

27.1          Financial Data Schedule

Item 28.  Undertakings

     The undersigned Registrant hereby undertakes as follows:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement.

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above in Item 24, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (3) For purposes of determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

     (4) For the purpose of determining any liability under the Securities
Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and the offering of such securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Boston, State of Massachusetts, on the 21st day of March, 2000.

                                  LifeF/X, Inc.

                                  By: /s/ Lucille S. Salhany
                                     ________________________________________
                                     Lucille S. Salhany
                                     Co-President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lucille S. Salhany and Richard A. Guttendorf, as his true and lawful attorneys-in-fact and agents, and each of them with full power to act without the other, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement on Form SB-2 of LifeF/X, Inc., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date stated.

Signature                        Title                          Date
---------                        -----                          ----

/s/ Lucille S. Salhany           Co-President, Chief Executive  March 16, 2000
-------------------------------  Officer and Director
 Lucille S. Salhany


/s/ Michael Rosenblatt
-------------------------------  Co-President and               March 16, 2000
 Michael Rosenblatt              Chairman of the Board


/s/ Richard A. Guttendorf, Jr.
-------------------------------  Chief Financial Officer        March 16, 2000
 Richard A. Guttendorf, Jr.      Secretary and Director


/s/ Dr. Ian Hunter
-------------------------------  Director                       March 16, 2000
 Dr. Ian Hunter


/s/ Robert Verratti
-------------------------------  Director                       March 16, 2000
 Robert Verratti


/s/ Stephen Andriole             Director                       March 16, 2000
-------------------------------
Stephen Andriole